UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

April 5, 2002

Alan C. Myers
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Re: Revlon, Inc.
Incoming letter dated February 1, 2002

Dear Mr. Myers:

This is in response to your letters dated February 1, 2002 and March 14, 2002 concerning the shareholder proposal submitted to Revlon by the New York City Employees' Retirement system, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund. We also have received a letter on the proponents' behalf dated March 1, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Samantha M. Biletsky
Associate General Counsel
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

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Rules 14a-8(i)(3) and 14a-8(i)(10)

February 1, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Revlon, Inc., Commission File No. 1-11178, Omission Pursuant to Rule 14a-8 of a Shareholder Proposal Submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund

Ladies and Gentlemen:

I am writing on behalf of Revlon, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (together, the "Current Proposal") submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund (collectively, the "Proponents") properly may be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2002 annual meeting of shareholders.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and the Proponents' letter transmitting the Current Proposal (the "Proposal Letters"). A copy of this letter also is being sent to the Proponents as notice of the Company's intent to omit the Current Proposal from the Proxy Materials.

I. The Current Proposal.

The Current Proposal is substantially similar to the shareholder proposal the Company received from one of the Proponents, the New York City Teachers' Retirement System, last year (the "Prior Proposal"). The Company omitted the Prior Proposal from its proxy materials for its 2001 annual meeting of shareholders based upon the Staff's concurrence with the Company's view that the Prior Proposal was vague and indefinite and the Staff's determination that it would not recommend enforcement action if the Prior Proposal were omitted in reliance on Rule 14a-8(i)(3). The Current Proposal consists of six "Whereas" clauses relating to the desirability of corporations adopting certain unspecified standards[1] that incorporate the conventions of the United Nation's International Labor Organization ("ILO") on workplace human rights (the "ILO Conventions"). The six "Whereas" clauses are followed by a paragraph stating:

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1 As further discussed in Section 3A, the reference to "these standards" in the fifth "Whereas" clause of the Current Proposal has no context since there are no references to any standards in the preceding "Whereas" clauses of the Current Proposal. It appears that this may have resulted from the inadvertent deletion of the fifth "Whereas" clause in the Prior Proposal which referenced the SA8000 Social Accountability standards that were established by the Council on Economic Priorities.

> Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

The full text of the Current Proposal is set forth in the letter from the Proponents attached hereto as Exhibit A. The full text of the Prior Proposal is attached hereto as Exhibit B. A copy of the eight ILO Conventions listed as examples in the Current Proposal is attached as Exhibit C and a list of all 184 of the ILO Conventions is included as Exhibit D. Because the full text of all 184 ILO Conventions consists of more than 1250 pages, we have not included them as an exhibit; however, we will provide them at your request.[2]

II. Summary.

This letter is to inform you, pursuant to Rule 14a-8(j), that the Company intends to omit the Current Proposal from its Proxy Materials. The Company believes that the Current Proposal may properly be omitted because: (a) pursuant to Rule 14a-8(i)(3), the Current Proposal violates the Commission's proxy rules and (b) pursuant to Rule 14a-8(i)(10), the Current Proposal has already been substantially implemented and as a result has been rendered moot.

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[2] For your reference, the full text of the ILO Conventions is available at http://ilolex.ilo.ch:1567/english/index.htm (visited on Jan. 29, 2002).

III. The Current Proposal May Be Omitted Pursuant to Rule 14a-8(i)(3) Because It Violates the Commission's Proxy Rules.

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal from its proxy statement where "the proposal or supporting statement is contrary to any of the Commission's proxy rules." Like the Prior Proposal, the Current Proposal may properly be omitted from the Company's Proxy Materials under Rule 14a-8(i)(3) because it violates Rule 14a-9, Rule 14a-8(i)(6) and Rule 14a-8(d). The Current Proposal violates Rule 14a-8(i)(3) because it is vague, indefinite and misleading and, thus, in violation of Rule 14a-9. Moreover, due to its vague and indefinite nature, the Current Proposal violates Rule 14a-8(i)(6), which requires that in implementing a proposal, a company must be able to determine with "reasonable certainty" what actions or measures the proposal requires. Finally, the Current Proposal, by seeking to circumvent the Commission's limitation on the length of proposals submitted to 500 words, violates Rule 14a-8(d).

A. The Current Proposal Should Be Excluded Under Rule 14a-8(i)(3) Because It is Vague, Indefinite and Misleading and, Thus, in Violation of Rule 14a-9.

The Staff consistently has taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague, indefinite and, therefore, potentially misleading. A proposal is sufficiently vague, indefinite and potentially misleading to justify exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what measures or actions the proposal requires." See Bristol-Myers Squibb Co. (Feb. 1, 1999) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) because the proposal's vagueness, in requesting that shareholders refer certain plans to the board, precluded the shareholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation); Philadelphia Electric Co. (July 30, 1992) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) where a proposal's references to the Bible and Roman law rendered the proposal so vague that neither shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any certainty the exact actions or measures required by the proposal); Occidental Petroleum Corp. (Feb. 11, 1991) (the Staff concurred in the omission of a proposal under the predecessor of Rule 14a-8(i)(3) where "any actions ultimately taken by the company upon implementation of th[e] proposal could be significantly different from the actions envisioned by the shareholders upon voting on the proposal").

The Staff has recently extended this position to shareholder proposals very similar to the Current Proposal. In fact, in six no-action letters issued in March and May 2001 (including a no-action letter issued to the Company with respect to the Prior Proposal), the Staff concurred with the view that shareholder proposals very similar to the Current Proposal could be omitted under Rule 14a-8(i)(3) because they were vague and indefinite. See Revlon, Inc. (Mar. 13, 2001); TJX Companies (Mar. 14, 2001); Kohl's Corporation (Mar. 13, 2001); McDonald's Corporation (Mar. 13, 2001); AnnTaylor Stores Corporation (Mar. 13, 2001); and H.J. Heinz Company (May 25, 2001).

The Current Proposal has been slightly modified from the Prior Proposal, presumably in an effort by the Proponents to circumvent the position the Staff took in the no-action letters cited in the preceding paragraph. These modifications include the deletion of the fifth "Whereas" clause in the Prior Proposal, which referenced a program of independent monitoring known as the SA8000 Social Accountability Standards that was established by the Council on Economic Priorities (the "SA8000 Standards").[3] The only other modification at issue is that the resolve clause in the Prior Proposal demanded "that the company commit itself to the full implementation of the aforementioned human rights standards," while the resolution

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3 As previously indicated, due to this deletion, it is not clear what "standards" are being referred to in what is now the fifth "Whereas" clause of the Current Proposal.

in the Current Proposal requests that "the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards." As discussed below, however, these modifications have not cured the vagueness and indefiniteness of the Prior Proposal.

The Current Proposal is vague, indefinite and misleading because it requests that the "company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards," but does not clearly identify or fairly summarize what those standards are for the Company and its shareholders. Moreover, due to the broad scope of the ILO Conventions and the fact that they set forth guidelines for governments, rather than companies, to follow, it is virtually impossible to discern what a "code of corporate conduct based on" the ILO Conventions would entail. As a result, the Company and its shareholders will be unable to fully comprehend what actions or measures by the Company should be taken in the event that the Current Proposal were approved nor the costs that the Company would incur in implementing the Current Proposal. In addition, the actions and costs contemplated by one shareholder may significantly differ from those contemplated by another shareholder. Furthermore, the actions ultimately taken by the Company in implementing a "code of corporate conduct based on" the ILO Conventions may differ significantly from actions contemplated by shareholders in voting on the Current Proposal.

The vague, indefinite and misleading nature of the Current Proposal results from numerous deficiencies, which include the following:

First, the resolution in the Current Proposal requests that the "company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards," but does not clearly identify those standards for the Company and its shareholders. Presumably, the reference to the "aforementioned ILO human rights standards" in the resolution is referring to the fifth "Whereas" clause, which provides that "these standards incorporate the conventions of the ILO on workplace human rights which include the following principles" (emphasis added). The underscored language creates at least the following two ambiguities: First, the reference to "these standards" has no context since, as previously noted, there are no references to any standards in the preceding "Whereas" clauses of the Current Proposal. Second, the language "which include" appears to require the Company to implement a code of conduct based on all of the ILO Conventions, rather than just the five broad principles citing eight ILO Conventions which are specifically referenced in the fifth "Whereas" clause. The ILO Conventions, which number more than 180 and contain in excess of 3,800 articles and 1,250 pages, date from 1919 to the present and cover such divergent topics as the "Forty Hour Week Convention," "Holidays with Pay Convention," "Maternity Protection Convention," "Vocational Rehabilitation and Employment (Disabled Persons) Convention," "Home Work Convention," "Night Work (Women) Convention," "Weekly Rest Convention," "Equality of Treatment (Accident Compensation) Convention," and the "Sickness Insurance (Industry) Convention."[4] Certainly, a statement of five principles as a summary of the hundreds of ILO Conventions which cover a myriad of subjects not mentioned in the Current Proposals does not pass muster under even the most expansive view of minimally adequate disclosure. Consequently, the Current Proposal is excludable pursuant to Rule 14a-8(i)(3) because by failing to clearly identify those standards on which a new code of corporate conduct should be based upon,[5] the shareholders will not know from the face of the Current Proposal what standards they are being asked to consider and upon what they are being asked to vote nor the costs that the Company would incur in implementing the Current Proposal.

Second, even if the Proponents intended to incorporate only the five broadly framed human rights principles and the eight ILO Conventions which specifically are referenced in the fifth "Whereas" clause, the Current Proposal is still vague, indefinite and misleading because it fails to adequately summarize those

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4 See Exhibit D for a complete list of the ILO Conventions.

5 As discussed in Section IV hereof, the Company has an extensive, worldwide current Code of Business Conduct and compliance program.

principles and conventions. Each enumerated principle fails to address the obligations imposed by the accompanying reference to the ILO Conventions. As stated above, each individual convention contains numerous articles that the proposed new code of conduct would be required to be based upon. Indeed, each "single" convention is four to ten pages in length and contains up to 33 separate articles.[6] Consequently, because the Current Proposal does not adequately summarize the ILO Conventions, shareholders would not know the numerous requirements imposed thereby without expending the significant amount of time and energy that would be required to locate and read the ILO Conventions.

Third, the Current Proposal also is vague, indefinite and misleading because it fails to describe the true nature and purpose of the ILO Conventions. Even if shareholders undertook to locate and read the ILO Conventions, it is virtually impossible to discern what a "code of corporate conduct based on" the ILO Conventions would entail. This ambiguity results from the fact that the ILO Conventions (including the 140 articles in the eight conventions which are specifically referenced in the Current Proposal) relate to many topics that either are not applicable or are at best remotely applicable to the Company's operations and contain guidelines that have been designed for governments, rather than companies, to follow.[7] By reading the Current Proposal, a shareholder would likely assume that the ILO Conventions are a list of uncontroversial "human right standards" that could be used to form the basis of a new code of conduct for the Company. The ILO Conventions, however, are not a list of human rights standards. Rather, they are a set of conventions designed to be

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6 The eight ILO Conventions which are cited in the Current Proposal by themselves include 140 articles and aggregate 46 pages.

7 See Exhibit D for a list of all 184 ILO Conventions and Section B of this Article III for an illustration of the type of obligations and guidelines that are contained in the ILO Conventions.

adopted by governments to form the basis of legislation on labor and social matters.[8] In addition, the ILO Conventions are far from uncontroversial, as evidenced by the fact that the United States has adopted only 14 of the 184 ILO Conventions and only one of the ILO Conventions that is specifically enumerated in the Current Proposal (Convention 105 – Abolition of Forced Labor). Consequently, because shareholders would not know from the face of the Current Proposal the true nature and purpose of the ILO Conventions, they would not know what they are being asked to consider and upon what they are being asked to vote. In addition, even if shareholders located and read the ILO Conventions, because the ILO Conventions are designed for governments rather than companies, shareholders would not be able to comprehend what actions and measures the Company would be required to take in the event the Current Proposal were approved nor the costs that the Company would incur in implementing the Current Proposal. Moreover, any action taken by the Company in response to the approval of the Current Proposal would have to be made without clear guidance from the Current Proposal and the ILO Conventions and, consequently, in possible contravention of the intention of the shareholders who voted in favor of the Current Proposal.

Fourth, the Current Proposal requests that the Company "commit to a program of outside, independent monitoring of compliance with these standards." The Current Proposal fails to define what would constitute "outside, independent monitoring" or who would qualify as an independent monitor. For example, if the Company employed an outside consulting firm, law firm or accounting firm as a monitor, would the fact that the Company pays a fee to such firm to perform such services or unrelated services prevent it from being considered independent? Would the Company be required to hire a social organization that would not charge a fee for such monitoring? Unlike the clear guidance that is given on what constitutes independence with respect to other requirements applicable to the Company, such as

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8 See http://ilolex.ilo.ch:1567/english/index.htm (visited Jan. 29, 2002).

what constitutes independence for directors serving on audit committees,[9] the Current Proposal offers the Company no guidance as to who would qualify as an outside, independent monitor. Because the Current Proposal provides no guidance in this respect, as well as for other the reasons outlined above, the Current Proposal is so incomplete as to be vague, indefinite and misleading within the scope of Rule 14a-9 and, therefore, subject to exclusion under Rule 14a-8(i)(3).

We note the Staff's denial of the no-action relief sought by PPG Industries ("PPG") with regard to a similar shareholder proposal that requested PPG to adopt a workplace code of conduct based on the ILO Conventions. See PPG Industries (Jan. 22, 2001). Subsequent to the PPG Letter, however, the Staff concurred in the omission of six similar shareholder proposals relating to the ILO Conventions and/or the SA8000 Standards which sought the "full implementation" of such standards because they were vague and indefinite and therefore could be omitted pursuant to Rule 14a-8(i)(3). See Revlon, TJX, Kohl's, McDonald's, AnnTaylor and H.J. Heinz. PPG's main arguments for exclusion under Rule 14a-8(i)(3) were that the ILO Conventions "bear little or no relevance to the business operations of PPG" and that the proposal implied that "PPG may be involved in serious human rights violations." See PPG.[10] The thrust of the Rule 14a-8(i)(3) arguments made by the

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9 See Section 303.01 of the New York Stock Exchange Listed Company Manual.

10 Similarly, in two other no-action letters on global labor standards in which the Staff denied relief, the companies failed to forcefully argue that the proposals could be excluded under Rule 14-8(i)(3) because the proposals failed to summarize adequately the standards referenced in the proposals and incorporated vast additional requirements that were not disclosed in the proposals. See Kmart Corporation (Mar. 16, 2001) and American Eagle Outfitters, Inc. (Mar. 20, 2001). In Kmart, the thrust of the company's argument under 14a-8(i)(3) was that the proposal was misleading because it
(continued...)

companies in those no-action letters for which relief was granted, however, was that the proposals were vague and indefinite because the proposals failed to summarize the standards adequately and incorporated vast additional requirements that were not disclosed in the proposal. As a result of these deficiencies, the companies argued shareholders would be unable to know what they were voting on and the companies would not know how to implement the proposals, if adopted. See Revlon, TJX, Kohl's, McDonald's, AnnTaylor and H.J. Heinz. As discussed above, these arguments are just as applicable to a proposal that requests the adoption of a code of conduct "based upon" the standards as they are to a proposal that requests the "full implementation" of the standards. In each case, because the proposal fails to summarize the standards adequately and incorporates numerous additional requirements that are not disclosed therein, shareholders will be precluded from determining with reasonable certainty either the meaning of the proposal or the consequences of its implementation.[11]

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10 (...continued)
created the implication that the company engaged in the human right abuses described in the proposal and, therefore, was vague and misleading. In American Eagle, the company failed to make any argument under Rule 14a-8(i)(3).

11 As noted in the text above, we believe that PPG can be distinguished from the Current Proposal based upon the differences in the arguments and the positions advanced herein and in PPG. However, even if the Staff is not inclined to rule on this basis, upon reflection, we believe that there is no meaningful distinction between the substance of the proposal addressed in PPG and those addressed in Revlon, TJX, Kohl's, McDonald's, AnnTaylor and H.J. Heinz and that the Staff has, in effect, reversed the position it took in PPG in these later no-action letters. We note that commentators also have struggled to reconcile the position on global labor standards the Staff took in Revlon, TJX, Kohl's, McDonald's, AnnTaylor and H.J. Heinz with the position it took
(continued...)

In summary, the Current Proposal does not adequately identify or summarize the ILO Conventions, requests the implementation of a code of corporate conduct "based on" extremely broad conventions which are designed for governments, rather than companies, and fails to provide guidance with respect to implementing an independent compliance monitoring program. As a result, not only will the Company and its shareholders be unable to comprehend what actions or measures the Company would need to take in the event that the Current Proposal were approved nor the costs that the Company would incur in implementing the Current Proposal, but actions ultimately taken by the Company in implementing a new code of conduct may differ significantly from actions contemplated by shareholders if they were asked to vote on and approve the Current Proposal. Furthermore, the actions or measures the Company would be required to take in the event that the Current Proposal were approved and the related implementation costs that are contemplated by one shareholder may significantly differ from those contemplated by another shareholder. Accordingly, the Current Proposal is vague, indefinite and misleading and, therefore, may be omitted from the Proxy Materials in reliance on Rule 14a-8(i)(3).

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11 (...continued)
in PPG and K-Mart Corporation (Mar. 16, 2001). See Harold S. Bloomenthal, *Shareholder Proposals-The 2001 Proxy Season - Part II*, Securities and Federal Corporate Law Report (Oct. 2001); Carolyn Mathiasen, *SEC Staff Acts on Global Labor Issues*, Corporate Social Issues Reporter (Apr. 2001); and Carolyn Mathiasen and Meg Voorhes, *2001 Votes Rise for Proposals on Burma, Labor*, Corporate Social Issues Reporter (June/July 2001).

B. The Current Proposal Should Be Excluded Under Rule 14a-8(i)(3) Because It is Impermissibly Vague and Indefinite, and is, Therefore, Beyond the Company's Ability to Effectuate, and Thus Violates Rule 14a-8(i)(6).

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded from a company's proxy statement if it is vague and, as a result, the company "would lack the power or authority to implement" the proposal because the company would be unable to determine what actions should be taken. See Int'l Business Machines Corp. (Jan. 14, 1992); Dryer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail").

The Current Proposal requests that the Company commit itself to the "implementation of a code of corporate conduct based on" the ILO Conventions. As previously discussed, due to the broad scope of the ILO Conventions and the fact that they set forth guidelines for governments, rather than companies, to follow, neither the shareholders voting on the Current Proposal, nor the Company in implementing the Current Proposal (if adopted), would be able to determine what measures or actions the Current Proposal requires nor the costs that the Company would incur in implementing the Current Proposal. Moreover, because the ILO Conventions are designed for governments, they contain numerous directives that would be virtually impossible for a company to implement or follow. For example, the ILO Conventions provide, among other things, that each member:

- shall undertake to pursue a national policy designed to ensure the effective abolition of child labor and to raise progressively the minimum age for admission to employment or work to a level consistent with the fullest physical and mental development of young persons (ILO Convention 138);

- shall formulate, implement and periodically review a national policy on vocational rehabilitation and employment of disabled persons whose purpose shall be to secure, retain and advance in suitable employment and thereby to further such disabled person's integration into society (ILO Convention 159);

- shall establish criteria for determining the hazards of exposure to air pollution, noise and vibration in the working environment and, where appropriate, shall specify exposure limits on the basis of these criteria (ILO Convention 148);

- shall provide rehabilitation services which are designed to prepare a disabled person wherever possible for the resumption of his previous activity, or, if this is not possible, the most suitable alternative gainful activity (ILO Convention 128); and

- shall agree to institute a system of workman's compensation for industrial accidents within a period of three years from the date of ratification (ILO Convention 19).

In addition, the Company would continue to be obligated to comply with a multiplicity of foreign laws and regulations. Neither the Current Proposal nor the ILO Conventions themselves provide any guidance to the Company as to how to reconcile conflicts between the ILO Conventions and foreign and local laws and regulations.

As a result of the foregoing, it would be virtually impossible for the Company to formulate a code of conduct based on the ILO Conventions. Moreover, it is unlikely that the Company's shareholders, in voting for the Current Proposal, and the Company, in implementing it (if adopted), would reach the same determinations as to what ILO Conventions are applicable to the Company's operations.

Due to these uncertainties, the Company would lack the power or authority to implement the Current Proposal under Rule 14a-8(i)(6), making it subject to exclusion under Rule 14a-8(i)(3).

C. The Current Proposal Should Be Excluded Under Rule 14a-8(i)(3) Because It Violates the 500-Word Limit of Rule 14a-8(d).

Rule 14a-8(d) provides that a shareholder proposal may be excluded from a company's proxy statement if the proposal and its supporting statements, in the aggregate, exceed 500 words. The Proponents seeks to circumvent Rule 14a-8(d) by requesting that the Company commit itself to a code of corporate conduct based on the ILO Conventions while omitting the actual text of the ILO Conventions. As previously stated, the text of all 184 ILO Conventions consists of more than 1250 pages while the text of the eight ILO Conventions consists of 46 pages.[12]

As stated above, a shareholder cannot begin to comprehend the Company's obligation under the Current Proposal without reading the ILO Conventions and, therefore, the text of the ILO Conventions constitute the most integral aspect of the Current Proposal. Accordingly, for purposes of Rule 14a-8(d)'s word limitation, the text of the ILO Conventions should be deemed to be incorporated into the Current Proposal *in haec verba*. On this basis, as indicated above, the Current Proposal is many times in excess of the number of words permitted by Rule 14a-8(d). As a result, the Current Proposal violates Rule 14a-8(d) and therefore is excludable under Rule 14a-8(i)(3).

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12 Assuming an average of 350 words per page of the ILO Conventions, the text of all of the ILO Conventions and the eight ILO Conventions specifically referenced in the Current Proposal would consist of 437,500 and 16,100 words, respectively.

IV. The Current Proposal May Be Omitted Pursuant to Rule 14a-8(i)(10) Because It Has Been Substantially Implemented by the Company.

Under Rule 14a-8(i)(10), a shareholder proposal and any statement in support thereof may be excluded from a company's proxy statement if the proposal has been substantially implemented. In recent years, the Staff has consistently taken the position that shareholder proposals similar to the Current Proposal have been substantially implemented within the scope of Rule 14a-8(i)(10) when the relevant company already has policies and procedures in place relating to the subject matter of the proposal. In Kmart Corporation (Feb. 23, 2000), the Staff concurred in the omission of a shareholder proposal requesting that the board of directors report on the company's vendor standards and compliance mechanisms for its vendors, subcontractors and buying agents in countries where it sources, because the company had substantially implemented the proposal through its (i) adoption, publication and distribution to its entire supplier base of the Vendor Workplace Code of Conduct; (ii) establishment of a third-party monitoring program; (iii) dissemination of a shareholder report describing these actions; and (iv) willingness to further discuss these matters with interested shareholders. Similarly, in Nordstrom, Inc. (Feb. 8, 1995), the Staff concurred in the omission of a shareholder proposal requesting that the company establish a set of standards for its international suppliers and prepare a report to shareholders describing its policies and current and future compliance efforts, because the company had consistently made such information available to shareholders and had assured shareholders that it would continue to do so.

The Company believes that the Current Proposal requesting that it commit itself to the implementation of a new code of conduct based on the ILO Conventions should be excluded under Rule 14a-8(i)(10), because the Company has already substantially implemented the Current Proposal through its extensive, worldwide current Code of Business Conduct and compliance program. The full text of the Company's Code of Business Conduct is attached hereto as Exhibit E. A comparison of the enumerated ILO Conventions and the Company's Code of Business Conduct reveals that the Code of Business Conduct addresses each form of conduct prohibited by the ILO Conventions specifically listed in the Current Proposal that is applicable to the Company, as well as a means to verify the Company's compliance as requested in the Current Proposal. Consistent with the ILO Conventions, the Company's Code of Business Conduct ensures the Company's, as well as its suppliers', commitment to policies regarding trade unions and collective bargaining, discrimination, child labor and forced labor, worker health and safety, wages and hours, and management systems to monitor Company compliance. For example, the Company's Code of Business Conduct:

- prevents discrimination in the workplace by providing for equal employment opportunity for all employees without discrimination based on any impermissible classification – including, but not limited to, race, color, creed, religion, sex, national origin, citizenship, age, disability, marital status, veteran status or sexual orientation – and endorsing a no tolerance policy with regard to discrimination against its employees (Description of Policies, Section 8, Labor and Employment Law);

- commits the Company to eliminating hazards from the workplace and providing its employees with a safe and healthy work environment (Description of Policies, Section 8, Labor and Employment Law);

- ensures compliance with all applicable U.S. and foreign laws concerning labor and employment, such as the prohibition on forced or child labor and the right to engage in collective bargaining (Description of Policies, Section 8, Labor and Employment Law; Section 11, International Business);

- provides compliance reporting mechanisms and designates the Company's Corporate Compliance Officer as having the ultimate responsibility for overseeing compliance with all applicable laws and regulations, the Code of Business Conduct and all related Company policies and procedures (Corporate Compliance Officer); and

- ensures vendor and supplier compliance with the Code of Business Conduct's principles by (i) providing that it governs the conduct of "consultants, agents and others retained to work for [the Company]" (All Employees' Responsibility) and (ii) requiring that employees periodically confirm that they are not aware of any actions or relationships that are in violation of the Code of Business Conduct (Implementation of the Code, Employee Acknowledgments).

The Company's Code of Business Conduct illustrates that the Company fundamentally shares many of the same basic concerns as the Proponents. In fact, the Company strongly supports human rights in the work place and, for years, has addressed many of the matters raised in the Current Proposal through its corporate policies and practices. The policies in the Company's Code of Business Conduct make clear its commitment to ethical business conduct and worker human rights by requiring compliance with all applicable U.S. and foreign laws concerning labor and employment and by implementing policies and procedures covering equal opportunity, affirmative action plans, safety and health programs and wage and hour procedures. Although the Company's Code of Conduct is not, and, given the breadth and the nature of the ILO Conventions discussed above, cannot be, based on the ILO Conventions, a company need not implement a proposal word-for-word in order to have it excluded as substantially implemented under Rule 14a-8(i)(10). Instead, it need only demonstrate that its particular policies, practices and procedures compare favorably with the guidelines of the proposal. See Texaco, Inc. (Mar. 28, 1991);

Exchange Act Release No. 34-20091 (Aug. 16, 1983). We respectfully submit that the Company's Code of Business Conduct satisfies this test.

For the reasons set forth above, the Company respectfully requests that the Staff concur with its view that it may properly omit the Current Proposal. Should the Staff disagree with the Company's conclusions, or should any additional information be desired, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

Any questions or comments with respect to the subject matter of this letter should be addressed to the undersigned, at Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036 (telephone: 212-735-3780; email: amyers@skadden.com, with a copy to Robert K. Kretzman, Esq., Senior Vice President, General Counsel and Secretary, Revlon, Inc., 625 Madison Avenue, New York, New York 10022 (telephone 212-527-5695; email: robert.kretzman@revlon.com. In my absence, you may contact Mr. Kretzman directly.

Thank you for your consideration.

Very truly yours,

Alan C Myers

Alan C. Myers

Enclosures

cc: Robert K. Kretzman, Esq.

Mr. Patrick Doherty
New York City Employees' Retirement System
New York City Teachers' Retirement System
New York City Fire Department Pension Fund
New York City Police Pension Fund

List of Exhibits

Exhibit A	Shareholder Proposal Submitted by New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, Dated December 12, 2001
Exhibit B	Copy of Prior Proposal
Exhibit C	Copies of ILO Conventions 87, 98, 135, 100, 111, 29, 105 and 138
Exhibit D	List of ILO Conventions
Exhibit E	Revlon Code of Business Conduct, March 1997

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

ALAN G. HEVESI
COMPTROLLER

Exhibit A

December 12, 2001

Mr. Robert K. Kretzman
Corporate Secretary
Revlon, Inc.
625 Madison Avenue, 6th Flr.
New York, NY 10022

Dear Mr. Kretzman:

The office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

It calls for the implementation of a uniform, verifiable, international standard for workers rights based on the conventions of the United Nations' International Labor Organization (ILO). Its adoption would benefit our company by helping to ensure that it is not associated with human rights violations in the workplace.

We submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Citibank certifying the funds' ownership, for over a year, of $2,000 worth of Revlon, Inc. common stock will follow. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our fund will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651, if you have any further questions on this matter.

Sincerely,

Patrick Doherty

AGH: pd:ma
Enclosure

REVLON, INC. / GLOBAL HUMAN RIGHTS STANDARDS

Whereas, Revlon, Inc. currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions , and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, these standards incorporate the conventions of the United Nation's International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions.(ILO Convention 135)
3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)
5) There shall be no use of child labor. (ILO Convention 138),and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Exhibit B

REVLON, INC./
GLOBAL HUMAN RIGHTS STANDARDS

Whereas, Revlon, Inc. currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions , and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring pilot programs with respected local human rights and religious organizations to strengthen compliance with international human rights norms in selected supplier factories, and

Whereas, the Council on Economic Priorities has established a program of independent monitoring known as the SA8000 Social Accountability Standards, and

Whereas, these standards incorporate the conventions of the International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)
5) There shall be no use of child labor. (ILO Convention 138), and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

C87 Freedom of Association and Protection of the Right to Organise Convention, 1948

Exhibit C

Convention concerning Freedom of Association and Protection of the Right to Organise (Note: Date of coming into force: 04:07:1950.)
Convention:C087
Place:(San Francisco)
Session of the Conference:31
Date of adoption:09:07:1948
See the ratifications for this Convention
Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at San Francisco by the Governing Body of the International Labour Office, and having met in its Thirty-first Session on 17 June 1948;

Having decided to adopt, in the form of a Convention, certain proposals concerning freedom of association and protection of the right to organise, which is the seventh item on the agenda of the session;

Considering that the Preamble to the Constitution of the International Labour Organisation declares recognition of the principle of freedom of association to be a means of improving conditions of labour and of establishing peace;

Considering that the Declaration of Philadelphia reaffirms that freedom of expression and of association are essential to sustained progress;

Considering that the International Labour Conference, at its Thirtieth Session, unanimously adopted the principles which should form the basis for international regulation;

Considering that the General Assembly of the United Nations, at its Second Session, endorsed these principles and requested the International Labour Organisation to continue every effort in order that it may be possible to adopt one or several international Conventions;

adopts the ninth day of July of the year one thousand nine hundred and forty-eight, the following Convention, which may be cited as the Freedom of Association and Protection of the Right to Organise Convention, 1948:

Part I. Freedom of Association

Article 1

Each Member of the International Labour Organisation for which this Convention is in force undertakes to give effect to the following provisions.

Article 2

Workers and employers, without distinction whatsoever, shall have the right to establish and, subject only to the rules of the organisation concerned, to join organisations of their own choosing without previous authorisation.

Article 3

1. Workers' and employers' organisations shall have the right to draw up their constitutions and rules, to elect their representatives in full freedom, to organise their administration and activities and to formulate their programmes.

2. The public authorities shall refrain from any interference which would restrict this right or impede the lawful exercise thereof.

Article 4

Workers' and employers' organisations shall not be liable to be dissolved or suspended by administrative authority.

Article 5

Workers' and employers' organisations shall have the right to establish and join federations and confederations and any such organisation, federation or confederation shall have the right to affiliate with international organisations of workers and employers.

Article 6

The provisions of Articles 2, 3 and 4 hereof apply to federations and confederations of workers' and employers' organisations.

Article 7

The acquisition of legal personality by workers' and employers' organisations, federations and confederations shall not be made subject to conditions of such a character as to restrict the application of the provisions of Articles 2, 3 and 4 hereof.

Article 8

1. In exercising the rights provided for in this Convention workers and employers and their respective organisations, like other persons or organised collectivities, shall respect the law of the land.

2. The law of the land shall not be such as to impair, nor shall it be so applied as to impair, the guarantees provided for in this Convention.

Article 9

1. The extent to which the guarantees provided for in this Convention shall apply to the armed forces and the police shall be determined by national laws or regulations.

2. In accordance with the principle set forth in paragraph 8 of article 19 of the Constitution of the International Labour Organisation the ratification of this Convention by any Member shall not be deemed to affect any existing law, award, custom or agreement in virtue of which members of the armed forces or the police

enjoy any right guaranteed by this Convention.

Article 10

In this Convention the term *organisation* means any organisation of workers or of employers for furthering and defending the interests of workers or of employers.

9$P Part II. Protection of the Right to Organise

Article 11

Each Member of the International Labour Organisation for which this Convention is in force undertakes to take all necessary and appropriate measures to ensure that workers and employers may exercise freely the right to organise.

Part III. Miscellaneous Provisions

Article 12

1.In respect of the territories referred to in article 35 of the Constitution of the International Labour Organisation as amended by the Constitution of the International Labour Organisation Instrument of Amendment 1946, other than the territories referred to in paragraphs 4 and 5 of the said article as so amended, each Member of the Organisation which ratifies this Convention shall communicate to the Director-General of the International Labour Office as soon as possible after ratification a declaration stating:

a) the territories in respect of which it undertakes that the provisions of the Convention shall be applied without modification;

b) the territories in respect of which it undertakes that the provisions of the Convention shall be applied subject to modifications, together with details of the said modifications;

c) the territories in respect of which the Convention is inapplicable and in such cases the grounds on which it is inapplicable;

d) the territories in respect of which it reserves its decision.

2. The undertakings referred to in subparagraphs (a) and (b) of paragraph 1 of this Article shall be deemed to be an integral part of the ratification and shall have the force of ratification.

3. Any Member may at any time by a subsequent declaration cancel in whole or in part any reservations made in its original declaration in virtue of subparagraphs (b), (c) or (d) of paragraph 1 of this Article.

4. Any Member may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 16, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of such territories as it

may specify.

Article 13

1. Where the subject matter of this Convention is within the self-governing powers of any non-metropolitan territory, the Member responsible for the international relations of that territory may, in agreement with the Government of the territory, communicate to the Director-General of the International Labour Office a declaration accepting on behalf of the territory the obligations of this Convention.

2. A declaration accepting the obligations of this Convention may be communicated to the Director-General of the International Labour Office:

a) by two or more Members of the Organisation in respect of any territory which is under their joint authority; or

b) by any international authority responsible for the administration of any territory, in virtue of the Charter of the United Nations or otherwise, in respect of any such territory.

3. Declarations communicated to the Director-General of the International Labour Office in accordance with the preceding paragraphs of this Article shall indicate whether the provisions of the Convention will be applied in the territory concerned without modifications or subject to modification; when the declaration indicates that the provisions of the Convention will be applied subject to modifications it shall give details of the said modifications.

4. The Member, Members or international authority concerned may at any time by a subsequent declaration renounce in whole or in part the right to have recourse to any modification indicated in any former declaration.

5. The Member, Members or international authority concerned may, at any time at which this Convention is subject to denunciation in accordance with the provisions of Article 16, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of the application of the Convention.

Part IV. Final Provisions

Article 14

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 15

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of

two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 16

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 17

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications, declarations and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 18

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 19

At the expiration of each period of ten years after the coming into force of this Convention, the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 20

1. Should the Conference adopt a new Convention revising this Convention in

whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 16 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 21

The English and French versions of the text of this Convention are equally authoritative.

Cross references

CONSTITUTION:P:Preamble to the Constitution of the International Labour Organisation
Constitution: 19:article 19 of the Constitution of the International Labour Organisation
Constitution: 35:article 35 of the Constitution of the International Labour Organisation

---

ILO Home NORMES home ILOLEX home Universal Query NATLEX

For further information, please contact the International Labour Standards Department (NORMES) at Tel: +41.22.799.7149, Fax: +41.22.799.7139 or by email:
(infonorm@ilo.org)

C98 Right to Organise and Collective Bargaining Convention, 1949

Convention concerning the Application of the Principles of the Right to Organise and to Bargain Collectively (Note: Date of coming into force: 18:07:1951.)
Convention:C098
Place:Geneva
Session of the Conference:32
Date of adoption:01:07:1949
See the ratifications for this Convention
Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Thirty-second Session on 8 June 1949, and

Having decided upon the adoption of certain proposals concerning the application of the principles of the right to organise and to bargain collectively, which is the fourth item on the agenda of the session, and

Having determined that these proposals shall take the form of an international Convention,

adopts the first day of July of the year one thousand nine hundred and forty-nine, the following Convention, which may be cited as the Right to Organise and Collective Bargaining Convention, 1949:

Article 1

1. Workers shall enjoy adequate protection against acts of anti-union discrimination in respect of their employment.

2. Such protection shall apply more particularly in respect of acts calculated to--

(a) make the employment of a worker subject to the condition that he shall not join a union or shall relinquish trade union membership;

(b) cause the dismissal of or otherwise prejudice a worker by reason of union membership or because of participation in union activities outside working hours or, with the consent of the employer, within working hours.

Article 2

1. Workers' and employers' organisations shall enjoy adequate protection against any acts of interference by each other or each other's agents or members in their establishment, functioning or administration.

2. In particular, acts which are designed to promote the establishment of workers' organisations under the domination of employers or employers' organisations, or to support workers' organisations by financial or other means, with the object of placing such organisations under the control of employers or employers' organisations, shall be deemed to constitute acts of interference within the meaning of this Article.

Article 3

Machinery appropriate to national conditions shall be established, where necessary, for the purpose of ensuring respect for the right to organise as defined in the preceding Articles.

Article 4

Measures appropriate to national conditions shall be taken, where necessary, to encourage and promote the full development and utilisation of machinery for voluntary negotiation between employers or employers' organisations and workers' organisations, with a view to the regulation of terms and conditions of employment by means of collective agreements.

Article 5

1. The extent to which the guarantees provided for in this Convention shall apply to the armed forces and the police shall be determined by national laws or regulations.

2. In accordance with the principle set forth in paragraph 8 of article 19 of the Constitution of the International Labour Organisation the ratification of this Convention by any Member shall not be deemed to affect any existing law, award, custom or agreement in virtue of which members of the armed forces or the police enjoy any right guaranteed by this Convention.

Article 6

This Convention does not deal with the position of public servants engaged in the administration of the State, nor shall it be construed as prejudicing their rights or status in any way.

Article 7

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 8

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 9

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraph 2 of article 35 of the Constitution of the International Labour Organisation shall indicate --

a) the territories in respect of which the Member concerned undertakes that the provisions of the Convention shall be applied without modification;

b) the territories in respect of which it undertakes that the provisions of the Convention shall be applied subject to modifications, together with details of the said modifications;

c) the territories in respect of which the Convention is inapplicable and in such cases the grounds on which it is inapplicable;

d) the territories in respect of which it reserves its decision pending further consideration of the position.

2. The undertakings referred to in subparagraphs (a) and (b) of paragraph 1 of this Article shall be deemed to be an integral part of the ratification and shall have the force of ratification.

3. Any Member may at any time by a subsequent declaration cancel in whole or in part any reservation made in its original declaration in virtue of subparagraph (b), (c) or (d) of paragraph 1 of this Article.

4. Any Member may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 11, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of such territories as it may specify.

Article 10

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraph 4 or 5 of article 35 of the Constitution of the International Labour Organisation shall indicate whether the provisions of the Convention will be applied in the territory concerned without modification or subject to modifications; when the declaration indicates that the provisions of the Convention will be applied subject to modifications, it shall give details of the said modifications.

2. The Member, Members or international authority concerned may at any time by a subsequent declaration renounce in whole or in part the right to have recourse to any modification indicated in any former declaration.

3. The Member, Members or international authority concerned may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 11, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of the application of the Convention.

Article 11

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 12

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 13

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 14

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 15

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 11 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 16

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Constitution: 19:article 19 of the Constitution of the International Labour Organisation
Constitution: 35:article 35 of the Constitution of the International Labour Organisation

---

C135 Workers' Representatives Convention, 1971

Convention concerning Protection and Facilities to be Afforded to Workers' Representatives in the Undertaking (Note: Date of coming into force: 30:06:1973.)
Convention:C135
Place:Geneva
Session of the Conference:56
Date of adoption:23:06:1971
See the ratifications for this Convention
Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fifty-sixth Session on 2 June 1971, and

Noting the terms of the Right to Organise and Collective Bargaining Convention, 1949, which provides for protection of workers against acts of anti-union discrimination in respect of their employment, and

Considering that it is desirable to supplement these terms with respect to workers' representatives, and

Having decided upon the adoption of certain proposals with regard to protection and facilities afforded to workers' representatives in the undertaking, which is the fifth item on the agenda of the session, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-third day of June of the year one thousand nine hundred and seventy-one, the following Convention, which may be cited as the Workers' Representatives Convention, 1971:

Article 1

Workers' representatives in the undertaking shall enjoy effective protection against any act prejudicial to them, including dismissal, based on their status or activities as a workers' representative or on union membership or participation in union activities, in so far as they act in conformity with existing laws or collective agreements or other jointly agreed arrangements.

Article 2

1. Such facilities in the undertaking shall be afforded to workers' representatives as may be appropriate in order to enable them to carry out their functions promptly and efficiently.

2. In this connection account shall be taken of the characteristics of the industrial relations system of the country and the needs, size and capabilities of the undertaking concerned.

3. The granting of such facilities shall not impair the efficient operation of the

undertaking concerned.

Article 3

For the purpose of this Convention the term *workers' representatives* means persons who are recognised as such under national law or practice, whether they are--

(a) trade union representatives, namely, representatives designated or elected by trade unions or by members of such unions; or

(b) elected representatives, namely, representatives who are freely elected by the workers of the undertaking in accordance with provisions of national laws or regulations or of collective agreements and whose functions do not include activities which are recognised as the exclusive prerogative of trade unions in the country concerned.

Article 4

National laws or regulations, collective agreements, arbitration awards or court decisions may determine the type or types of workers' representatives which shall be entitled to the protection and facilities provided for in this Convention.

Article 5

Where there exist in the same undertaking both trade union representatives and elected representatives, appropriate measures shall be taken, wherever necessary, to ensure that the existence of elected representatives is not used to undermine the position of the trade unions concerned or their representatives and to encourage co-operation on all relevant matters between the elected representatives and the trade unions concerned and their representatives.

Article 6

Effect may be given to this Convention through national laws or regulations or collective agreements, or in any other manner consistent with national practice.

Article 7

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 8

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 9

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 10

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 11

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 12

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 13

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 9 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 14

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Conventions: C098 Right to Organise and Collective Bargaining Convention, 1949

C100 Equal Remuneration Convention, 1951

Convention concerning Equal Remuneration for Men and Women Workers for Work of Equal Value (Note: Date of coming into force: 23:05:1953.)
Convention:C100
Place:Geneva
Session of the Conference:34
Date of adoption:29:06:1951
See the ratifications for this Convention
Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Thirty-fourth Session on 6 June 1951, and

Having decided upon the adoption of certain proposals with regard to the principle of equal remuneration for men and women workers for work of equal value, which is the seventh item on the agenda of the session, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-ninth day of June of the year one thousand nine hundred and fifty-one, the following Convention, which may be cited as the Equal Remuneration Convention, 1951:

Article 1

For the purpose of this Convention--

(a) the term *remuneration* includes the ordinary, basic or minimum wage or salary and any additional emoluments whatsoever payable directly or indirectly, whether in cash or in kind, by the employer to the worker and arising out of the worker's employment;

(b) the term *equal remuneration for men and women workers for work of equal value* refers to rates of remuneration established without discrimination based on sex.

Article 2

1. Each Member shall, by means appropriate to the methods in operation for determining rates of remuneration, promote and, in so far as is consistent with such methods, ensure the application to all workers of the principle of equal remuneration for men and women workers for work of equal value.

2. This principle may be applied by means of--

(a) national laws or regulations;

(b) legally established or recognised machinery for wage determination;

(c) collective agreements between employers and workers; or

(d) a combination of these various means.

Article 3

1. Where such action will assist in giving effect to the provisions of this Convention measures shall be taken to promote objective appraisal of jobs on the basis of the work to be performed.

2. The methods to be followed in this appraisal may be decided upon by the authorities responsible for the determination of rates of remuneration, or, where such rates are determined by collective agreements, by the parties thereto.

3. Differential rates between workers which correspond, without regard to sex, to differences, as determined by such objective appraisal, in the work to be performed shall not be considered as being contrary to the principle of equal remuneration for men and women workers for work of equal value.

Article 4

Each Member shall co-operate as appropriate with the employers' and workers' organisations concerned for the purpose of giving effect to the provisions of this Convention.

Article 5

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 6

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 7

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraph 2 of article 35 of the Constitution of the International Labour Organisation shall indicate --

a) the territories in respect of which the Member concerned undertakes that the provisions of the Convention shall be applied without modification;

b) the territories in respect of which it undertakes that the provisions of the Convention shall be applied subject to modifications, together with details of the said modifications;

c) the territories in respect of which the Convention is inapplicable and in such cases the grounds on which it is inapplicable;

d) the territories in respect of which it reserves its decision pending further consideration of the position.

2. The undertakings referred to in subparagraphs (a) and (b) of paragraph 1 of this Article shall be deemed to be an integral part of the ratification and shall have the force of ratification.

3. Any Member may at any time by a subsequent declaration cancel in whole or in part any reservation made in its original declaration in virtue of subparagraph (b), (c) or (d) of paragraph 1 of this Article.

4. Any Member may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 9, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of such territories as it may specify.

Article 8

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraph 4 or 5 of article 35 of the Constitution of the International Labour Organisation shall indicate whether the provisions of the Convention will be applied in the territory concerned without modification or subject to modifications; when the declaration indicates that the provisions of the Convention will be applied subject to modifications, it shall give details of the said modifications.

2. The Member, Members or international authority concerned may at any time by a subsequent declaration renounce in whole or in part the right to have recourse to any modification indicated in any former declaration.

3. The Member, Members or international authority concerned may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 9, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of the application of the Convention.

Article 9

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 10

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 11

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 12

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 13

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 9 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 14

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Constitution: 35:article 35 of the Constitution of the International Labour Organisation

---

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C111 Discrimination (Employment and Occupation) Convention, 1958

Convention concerning Discrimination in Respect of Employment and Occupation (Note: Date of coming into force: 15:06:1960.)
Convention:C111
Place:Geneva
Session of the Conference:42
Date of adoption:25:06:1958
See the ratifications for this Convention
Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Forty-second Session on 4 June 1958, and

Having decided upon the adoption of certain proposals with regard to discrimination in the field of employment and occupation, which is the fourth item on the agenda of the session, and

Having determined that these proposals shall take the form of an international Convention, and

Considering that the Declaration of Philadelphia affirms that all human beings, irrespective of race, creed or sex, have the right to pursue both their material well-being and their spiritual development in conditions of freedom and dignity, of economic security and equal opportunity, and

Considering further that discrimination constitutes a violation of rights enunciated by the Universal Declaration of Human Rights,

adopts the twenty-fifth day of June of the year one thousand nine hundred and fifty-eight, the following Convention, which may be cited as the Discrimination (Employment and Occupation) Convention, 1958:

Article 1

1. For the purpose of this Convention the term *discrimination* includes-- (a) any distinction, exclusion or preference made on the basis of race, colour sex, religion, political opinion, national extraction or social origin, which has the effect of nullifying or impairing equality of opportunity or treatment in employment or occupation;

(b) such other distinction, exclusion or preference which has the effect of nullifying or impairing equality of opportunity or treatment in employment or occupation as may be determined by the Member concerned after consultation with representative employers' and workers' organisations, where such exist, and with other appropriate bodies.

2. Any distinction, exclusion or preference in respect of a particular job based on the inherent requirements thereof shall not be deemed to be discrimination.

3. For the purpose of this Convention the terms *employment* and *occupation*

include access to vocational training, access to employment and to particular occupations, and terms and conditions of employment.

Article 2

Each Member for which this Convention is in force undertakes to declare and pursue a national policy designed to promote, by methods appropriate to national conditions and practice, equality of opportunity and treatment in respect of employment and occupation, with a view to eliminating any discrimination in respect thereof.

Article 3

Each Member for which this Convention is in force undertakes, by methods appropriate to national conditions and practice--

(a) to seek the co-operation of employers' and workers' organisations and other appropriate bodies in promoting the acceptance and observance of this policy;

(b) to enact such legislation and to promote such educational programmes as may be calculated to secure the acceptance and observance of the policy;

(c) to repeal any statutory provisions and modify any administrative instructions or practices which are inconsistent with the policy;

(d) to pursue the policy in respect of employment under the direct control of a national authority;

(e) to ensure observance of the policy in the activities of vocational guidance, vocational training and placement services under the direction of a national authority;

(f) to indicate in its annual reports on the application of the Convention the action taken in pursuance of the policy and the results secured by such action.

Article 4

Any measures affecting an individual who is justifiably suspected of, or engaged in, activities prejudicial to the security of the State shall not be deemed to be discrimination, provided that the individual concerned shall have the right to appeal to a competent body established in accordance with national practice.

Article 5

1. Special measures of protection or assistance provided for in other Conventions or Recommendations adopted by the International Labour Conference shall not be deemed to be discrimination.

2. Any Member may, after consultation with representative employers' and workers' organisations, where such exist, determine that other special measures designed to meet the particular requirements of persons who, for reasons such as sex, age,

disablement, family responsibilities or social or cultural status, are generally recognised to require special protection or assistance, shall not be deemed to be discrimination.

Article 6

Each Member which ratifies this Convention undertakes to apply it to non-metropolitan territories in accordance with the provisions of the Constitution of the International Labour Organisation.

Article 7

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 8

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 9

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 10

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come

into force.

Article 11

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 12

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 13

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 9 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 14

The English and French versions of the text of this Convention are equally authoritative.

Cross references
Supplemented: C143 complemented by Migrant Workers Convention, 1975

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C29 Forced Labour Convention, 1930

Convention concerning Forced or Compulsory Labour (Note: Date of coming into force: 01:05:1932.)
Convention:C029
Place:Geneva
Session of the Conference:14
Date of adoption:28:06:1930
See the ratifications for this Convention
Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fourteenth Session on 10 June 1930, and

Having decided upon the adoption of certain proposals with regard to forced or compulsory labour, which is included in the first item on the agenda of the Session, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-eighth day of June of the year one thousand nine hundred and thirty, the following Convention, which may be cited as the Forced Labour Convention, 1930, for ratification by the Members of the International Labour Organisation in accordance with the provisions of the Constitution of the International Labour Organisation:

Article 1

1. Each Member of the International Labour Organisation which ratifies this Convention undertakes to suppress the use of forced or compulsory labour in all its forms within the shortest possible period.

2. With a view to this complete suppression, recourse to forced or compulsory labour may be had, during the transitional period, for public purposes only and as an exceptional measure, subject to the conditions and guarantees hereinafter provided.

3. At the expiration of a period of five years after the coming into force of this Convention, and when the Governing Body of the International Labour Office prepares the report provided for in Article 31 below, the said Governing Body shall consider the possibility of the suppression of forced or compulsory labour in all its forms without a further transitional period and the desirability of placing this question on the agenda of the Conference.

Article 2

1. For the purposes of this Convention the term *forced or compulsory labour* shall mean all work or service which is exacted from any person under the menace of any penalty and for which the said person has not offered himself voluntarily.

2. Nevertheless, for the purposes of this Convention, the term *forced or compulsory*

labour shall not include--

(a) any work or service exacted in virtue of compulsory military service laws for work of a purely military character;

(b) any work or service which forms part of the normal civic obligations of the citizens of a fully self-governing country;

(c) any work or service exacted from any person as a consequence of a conviction in a court of law, provided that the said work or service is carried out under the supervision and control of a public authority and that the said person is not hired to or placed at the disposal of private individuals, companies or associations;

(d) any work or service exacted in cases of emergency, that is to say, in the event of war or of a calamity or threatened calamity, such as fire, flood, famine, earthquake, violent epidemic or epizootic diseases, invasion by animal, insect or vegetable pests, and in general any circumstance that would endanger the existence or the well-being of the whole or part of the population;

(e) minor communal services of a kind which, being performed by the members of the community in the direct interest of the said community, can therefore be considered as normal civic obligations incumbent upon the members of the community, provided that the members of the community or their direct representatives shall have the right to be consulted in regard to the need for such services.

Article 3

For the purposes of this Convention the term *competent authority* shall mean either an authority of the metropolitan country or the highest central authority in the territory concerned.

Article 4

1. The competent authority shall not impose or permit the imposition of forced or compulsory labour for the benefit of private individuals, companies or associations.

2. Where such forced or compulsory labour for the benefit of private individuals, companies or associations exists at the date on which a Member's ratification of this Convention is registered by the Director-General of the International Labour Office, the Member shall completely suppress such forced or compulsory labour from the date on which this Convention comes into force for that Member.

Article 5

1. No concession granted to private individuals, companies or associations shall involve any form of forced or compulsory labour for the production or the collection of products which such private individuals, companies or associations utilise or in which they trade.

2. Where concessions exist containing provisions involving such forced or

compulsory labour, such provisions shall be rescinded as soon as possible, in order to comply with Article 1 of this Convention.

Article 6

Officials of the administration, even when they have the duty of encouraging the populations under their charge to engage in some form of labour, shall not put constraint upon the said populations or upon any individual members thereof to work for private individuals, companies or associations.

Article 7

1. Chiefs who do not exercise administrative functions shall not have recourse to forced or compulsory labour.

2. Chiefs who exercise administrative functions may, with the express permission of the competent authority, have recourse to forced or compulsory labour, subject to the provisions of Article 10 of this Convention.

3. Chiefs who are duly recognised and who do not receive adequate remuneration in other forms may have the enjoyment of personal services, subject to due regulation and provided that all necessary measures are taken to prevent abuses.

Article 8

1. The responsibility for every decision to have recourse to forced or compulsory labour shall rest with the highest civil authority in the territory concerned.

2. Nevertheless, that authority may delegate powers to the highest local authorities to exact forced or compulsory labour which does not involve the removal of the workers from their place of habitual residence. That authority may also delegate, for such periods and subject to such conditions as may be laid down in the regulations provided for in Article 23 of this Convention, powers to the highest local authorities to exact forced or compulsory labour which involves the removal of the workers from their place of habitual residence for the purpose of facilitating the movement of officials of the administration, when on duty, and for the transport of Government stores.

Article 9

Except as otherwise provided for in Article 10 of this Convention, any authority competent to exact forced or compulsory labour shall, before deciding to have recourse to such labour, satisfy itself--

(a) that the work to be done or the service to be rendered is of important direct interest for the community called upon to do work or render the service;

(b) that the work or service is of present or imminent necessity;

(c) that it has been impossible to obtain voluntary labour for carrying out the work or rendering the service by the offer of rates of wages and conditions of labour not less favourable than those prevailing in the area concerned for similar work or service; and

(d) that the work or service will not lay too heavy a burden upon the present population, having regard to the labour available and its capacity to undertake the work.

Article 10

1. Forced or compulsory labour exacted as a tax and forced or compulsory labour to which recourse is had for the execution of public works by chiefs who exercise administrative functions shall be progressively abolished.

2. Meanwhile, where forced or compulsory labour is exacted as a tax, and where recourse is had to forced or compulsory labour for the execution of public works by chiefs who exercise administrative functions, the authority concerned shall first satisfy itself--

(a) that the work to be done or the service to be rendered is of important direct interest for the community called upon to do the work or render the service;

(b) that the work or the service is of present or imminent necessity;

(c) that the work or service will not lay too heavy a burden upon the present population, having regard to the labour available and its capacity to undertake the work;

(d) that the work or service will not entail the removal of the workers from their place of habitual residence;

(e) that the execution of the work or the rendering of the service will be directed in accordance with the exigencies of religion, social life and agriculture.

Article 11

1. Only adult able-bodied males who are of an apparent age of not less than 18 and not more than 45 years may be called upon for forced or compulsory labour. Except in respect of the kinds of labour provided for in Article 10 of this Convention, the following limitations and conditions shall apply:

(a) whenever possible prior determination by a medical officer appointed by the administration that the persons concerned are not suffering from any infectious or contagious disease and that they are physically fit for the work required and for the conditions under which it is to be carried out;

(b) exemption of school teachers and pupils and officials of the administration in general;

(c) the maintenance in each community of the number of adult able-bodied men indispensable for family and social life;

(d) respect for conjugal and family ties.

2. For the purposes of subparagraph (c) of the preceding paragraph, the regulations provided for in Article 23 of this Convention shall fix the proportion of the resident adult able-bodied males who may be taken at any one time for forced or compulsory labour, provided always that this proportion shall in no case exceed 25 per cent. In fixing this proportion the competent authority shall take account of the density of the population, of its social and physical development, of the seasons, and of the work which must be done by the persons concerned on their own behalf in their locality, and, generally, shall have regard to the economic and social necessities of the normal life of the community concerned.

Article 12

1. The maximum period for which any person may be taken for forced or compulsory labour of all kinds in any one period of twelve months shall not exceed sixty days, including the time spent in going to and from the place of work.

2. Every person from whom forced or compulsory labour is exacted shall be furnished with a certificate indicating the periods of such labour which he has completed.

Article 13

1. The normal working hours of any person from whom forced or compulsory labour is exacted shall be the same as those prevailing in the case of voluntary labour, and the hours worked in excess of the normal working hours shall be remunerated at the rates prevailing in the case of overtime for voluntary labour.

2. A weekly day of rest shall be granted to all persons from whom forced or compulsory labour of any kind is exacted and this day shall coincide as far as possible with the day fixed by tradition or custom in the territories or regions concerned.

Article 14

1. With the exception of the forced or compulsory labour provided for in Article 10 of this Convention, forced or compulsory labour of all kinds shall be remunerated in cash at rates not less than those prevailing for similar kinds of work either in the district in which the labour is employed or in the district from which the labour is recruited, whichever may be the higher.

2. In the case of labour to which recourse is had by chiefs in the exercise of their administrative functions, payment of wages in accordance with the provisions of the preceding paragraph shall be introduced as soon as possible. 3. The wages shall be paid to each worker individually and not to his tribal chief or to any other authority.

4. For the purpose of payment of wages the days spent in travelling to and from the place of work shall be counted as working days.

5. Nothing in this Article shall prevent ordinary rations being given as a part of wages, such rations to be at least equivalent in value to the money payment they are taken to represent, but deductions from wages shall not be made either for the payment of taxes or for special food, clothing or accommodation supplied to a worker for the purpose of maintaining him in a fit condition to carry on his work under the special conditions of any employment, or for the supply of tools.

Article 15

1. Any laws or regulations relating to workmen's compensation for accidents or sickness arising out of the employment of the worker and any laws or regulations providing compensation for the dependants of deceased or incapacitated workers which are or shall be in force in the territory concerned shall be equally applicable to persons from whom forced or compulsory labour is exacted and to voluntary workers.

2. In any case it shall be an obligation on any authority employing any worker on forced or compulsory labour to ensure the subsistence of any such worker who, by accident or sickness arising out of his employment, is rendered wholly or partially incapable of providing for himself, and to take measures to ensure the maintenance of any persons actually dependent upon such a worker in the event of his incapacity or decease arising out of his employment.

Article 16

1. Except in cases of special necessity, persons from whom forced or compulsory labour is exacted shall not be transferred to districts where the food and climate differ so considerably from those to which they have been accustomed as to endanger their health.

2. In no case shall the transfer of such workers be permitted unless all measures relating to hygiene and accommodation which are necessary to adapt such workers to the conditions and to safeguard their health can be strictly applied.

3. When such transfer cannot be avoided, measures of gradual habituation to the new conditions of diet and of climate shall be adopted on competent medical advice.

4. In cases where such workers are required to perform regular work to which they are not accustomed, measures shall be taken to ensure their habituation to it, especially as regards progressive training, the hours of work and the provision of rest intervals, and any increase or amelioration of diet which may be necessary.

Article 17

Before permitting recourse to forced or compulsory labour for works of construction or maintenance which entail the workers remaining at the workplaces for considerable periods, the competent authority shall satisfy itself--

(1) that all necessary measures are taken to safeguard the health of the workers and to guarantee the necessary medical care, and, in particular, (a) that the workers

are medically examined before commencing the work and at fixed intervals during the period of service, (b) that there is an adequate medical staff, provided with the dispensaries, infirmaries, hospitals and equipment necessary to meet all requirements, and (c) that the sanitary conditions of the workplaces, the supply of drinking water, food, fuel, and cooking utensils, and, where necessary, of housing and clothing, are satisfactory;

(2) that definite arrangements are made to ensure the subsistence of the families of the workers, in particular by facilitating the remittance, by a safe method, of part of the wages to the family, at the request or with the consent of the workers;

(3) that the journeys of the workers to and from the work-places are made at the expense and under the responsibility of the administration, which shall facilitate such journeys by making the fullest use of all available means of transport;

(4) that, in case of illness or accident causing incapacity to work of a certain duration, the worker is repatriated at the expense of the administration;

(5) that any worker who may wish to remain as a voluntary worker at the end of his period of forced or compulsory labour is permitted to do so without, for a period of two years, losing his right to repatriation free of expense to himself.

Article 18

1. Forced or compulsory labour for the transport of persons or goods, such as the labour of porters or boatmen, shall be abolished within the shortest possible period. Meanwhile the competent authority shall promulgate regulations determining, inter alia, (a) that such labour shall only be employed for the purpose of facilitating the movement of officials of the administration, when on duty, or for the transport of Government stores, or, in cases of very urgent necessity, the transport of persons other than officials, (b) that the workers so employed shall be medically certified to be physically fit, where medical examination is possible, and that where such medical examination is not practicable the person employing such workers shall be held responsible for ensuring that they are physically fit and not suffering from any infectious or contagious disease, (c) the maximum load which these workers may carry, (d) the maximum distance from their homes to which they may be taken, (e) the maximum number of days per month or other period for which they may be taken, including the days spent in returning to their homes, and (f) the persons entitled to demand this form of forced or compulsory labour and the extent to which they are entitled to demand it.

2. In fixing the maxima referred to under (c), (d) and (e) in the foregoing paragraph, the competent authority shall have regard to all relevant factors, including the physical development of the population from which the workers are recruited, the nature of the country through which they must travel and the climatic conditions.

3. The competent authority shall further provide that the normal daily journey of such workers shall not exceed a distance corresponding to an average working day of eight hours, it being understood that account shall be taken not only of the weight to be carried and the distance to be covered, but also of the nature of the road, the season and all other relevant factors, and that, where hours of journey in excess of

the normal daily journey are exacted, they shall be remunerated at rates higher than the normal rates.

Article 19

1. The competent authority shall only authorise recourse to compulsory cultivation as a method of precaution against famine or a deficiency of food supplies and always under the condition that the food or produce shall remain the property of the individuals or the community producing it.

2. Nothing in this Article shall be construed as abrogating the obligation on members of a community, where production is organised on a communal basis by virtue of law or custom and where the produce or any profit accruing from the sale thereof remain the property of the community, to perform the work demanded by the community by virtue of law or custom.

Article 20

Collective punishment laws under which a community may be punished for crimes committed by any of its members shall not contain provisions for forced or compulsory labour by the community as one of the methods of punishment.

Article 21

Forced or compulsory labour shall not be used for work underground in mines.

Article 22

The annual reports that Members which ratify this Convention agree to make to the International Labour Office, pursuant to the provisions of article 22 of the Constitution of the International Labour Organisation, on the measures they have taken to give effect to the provisions of this Convention, shall contain as full information as possible, in respect of each territory concerned, regarding the extent to which recourse has been had to forced or compulsory labour in that territory, the purposes for which it has been employed, the sickness and death rates, hours of work, methods of payment of wages and rates of wages, and any other relevant information.

Article 23

1. To give effect to the provisions of this Convention the competent authority shall issue complete and precise regulations governing the use of forced or compulsory labour.

2. These regulations shall contain, inter alia, rules permitting any person from whom forced or compulsory labour is exacted to forward all complaints relative to the conditions of labour to the authorities and ensuring that such complaints will be examined and taken into consideration.

Article 24

Adequate measures shall in all cases be taken to ensure that the regulations governing the employment of forced or compulsory labour are strictly applied, either by extending the duties of any existing labour inspectorate which has been established for the inspection of voluntary labour to cover the inspection of forced or compulsory labour or in some other appropriate manner. Measures shall also be taken to ensure that the regulations are brought to the knowledge of persons from whom such labour is exacted.

Article 25

The illegal exaction of forced or compulsory labour shall be punishable as a penal offence, and it shall be an obligation on any Member ratifying this Convention to ensure that the penalties imposed by law are really adequate and are strictly enforced.

Article 26

1. Each Member of the International Labour Organisation which ratifies this Convention undertakes to apply it to the territories placed under its sovereignty, jurisdiction, protection, suzerainty, tutelage or authority, so far as it has the right to accept obligations affecting matters of internal jurisdiction; provided that, if such Member may desire to take advantage of the provisions of article 35 of the Constitution of the International Labour Organisation, it shall append to its ratification a declaration stating--

(1) the territories to which it intends to apply the provisions of this Convention without modification;

(2) the territories to which it intends to apply the provisions of this Convention with modifications, together with details of the said modifications;

(3) the territories in respect of which it reserves its decision.

2. The aforesaid declaration shall be deemed to be an integral part of the ratification and shall have the force of ratification. It shall be open to any Member, by a subsequent declaration, to cancel in whole or in part the reservations made, in pursuance of the provisions of subparagraphs (2) and (3) of this Article, in the original declaration.

Article 27

The formal ratifications of this Convention under the conditions set forth in the Constitution of the International Labour Organisation shall be communicated to the Director-General of the International Labour Office for Registration.

Article 28

1. This Convention shall be binding only upon those Members whose ratifications have been registered with the International Labour Office.

2. It shall come into force twelve months after the date on which the ratifications of

two members of the International Labour Organisation have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratification has been registered.

Article 29

As soon as the ratifications of two Members of the International Labour Organisation have been registered with the International Labour Office, the Director-General of the International Labour Office shall so notify all the Members of the International Labour Organisation. He shall likewise notify them of the registration of ratifications which may be communicated subsequently by other Members of the Organisation.

Article 30

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation shall not take effect until one year after the date on which it is registered with the International Labour Office.

2. Each member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of five years and, thereafter, may denounce this Convention at the expiration of each period of five years under the terms provided for in this Article.

Article 31

At the expiration of each period of five years after the coming into force of this Convention, the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall consider the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 32

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, the ratification by a Member of the new revising Convention shall ipso jure involve denunciation of this Convention without any requirement of delay, notwithstanding the provisions of Article 30 above, if and when the new revising Convention shall have come into force.

2. As from the date of the coming into force of the new revising Convention, the present Convention shall cease to be open to ratification by the Members.

3. Nevertheless, this Convention shall remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising

convention.

Article 33

The French and English texts of this Convention shall both be authentic.

Cross references
Constitution: 22:article 22 of the Constitution of the International Labour Organisation
Constitution: 35:article 35 of the Constitution of the International Labour Organisation

---

C105 Abolition of Forced Labour Convention, 1957

Convention concerning the Abolition of Forced Labour (Note: Date of coming into force: 17:01:1959.)
Convention:C105
Place:Geneva
Session of the Conference:40
Date of adoption:25:06:1957
See the ratifications for this Convention
Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fortieth Session on 5 June 1957, and

Having considered the question of forced labour, which is the fourth item on the agenda of the session, and

Having noted the provisions of the Forced Labour Convention, 1930, and

Having noted that the Slavery Convention, 1926, provides that all necessary measures shall be taken to prevent compulsory or forced labour from developing into conditions analogous to slavery and that the Supplementary Convention on the Abolition of Slavery, the Slave Trade and Institutions and Practices Similar to Slavery, 1956, provides for the complete abolition of debt bondage and serfdom, and

Having noted that the Protection of Wages Convention, 1949, provides that wages shall be paid regularly and prohibits methods of payment which deprive the worker of a genuine possibility of terminating his employment, and

Having decided upon the adoption of further proposals with regard to the abolition of certain forms of forced or compulsory labour constituting a violation of the rights of man referred to in the Charter of the United Nations and enunciated by the Universal Declaration of Human Rights, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-fifth day of June of the year one thousand nine hundred and fifty-seven, the following Convention, which may be cited as the Abolition of Forced Labour Convention, 1957:

Article 1

Each Member of the International Labour Organisation which ratifies this Convention undertakes to suppress and not to make use of any form of forced or compulsory labour--

(a) as a means of political coercion or education or as a punishment for holding or expressing political views or views ideologically opposed to the established political, social or economic system;

(b) as a method of mobilising and using labour for purposes of economic development;

(c) as a means of labour discipline;

(d) as a punishment for having participated in strikes;

(e) as a means of racial, social, national or religious discrimination.

Article 2

Each Member of the International Labour Organisation which ratifies this Convention undertakes to take effective measures to secure the immediate and complete abolition of forced or compulsory labour as specified in Article 1 of this Convention.

Article 3

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 4

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 5

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 6

1. The Director-General of the International Labour Office shall notify all Members

of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 7

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 8

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 9

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 5 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 10

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Conventions: C029 Forced Labour Convention, 1930
Conventions: C095 Protection of Wages Convention, 1949

C138 Minimum Age Convention, 1973

Convention concerning Minimum Age for Admission to Employment (Note: Date of coming into force: 19:06:1976.)
Convention:C138
Place:Geneva
Session of the Conference:58
Date of adoption:26:06:1973
See the ratifications for this Convention
Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fifty-eighth Session on 6 June 1973, and

Having decided upon the adoption of certain proposals with regard to minimum age for admission to employment, which is the fourth item on the agenda of the session, and

Noting the terms of the Minimum Age (Industry) Convention, 1919, the Minimum Age (Sea) Convention, 1920, the Minimum Age (Agriculture) Convention, 1921, the Minimum Age (Trimmers and Stokers) Convention, 1921, the Minimum Age (Non-Industrial Employment) Convention, 1932, the Minimum Age (Sea) Convention (Revised), 1936, the Minimum Age (Industry) Convention (Revised), 1937, the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937, the Minimum Age (Fishermen) Convention, 1959, and the Minimum Age (Underground Work) Convention, 1965, and

Considering that the time has come to establish a general instrument on the subject, which would gradually replace the existing ones applicable to limited economic sectors, with a view to achieving the total abolition of child labour, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-sixth day of June of the year one thousand nine hundred and seventy-three, the following Convention, which may be cited as the Minimum Age Convention, 1973:

Article 1

Each Member for which this Convention is in force undertakes to pursue a national policy designed to ensure the effective abolition of child labour and to raise progressively the minimum age for admission to employment or work to a level consistent with the fullest physical and mental development of young persons.

Article 2

1. Each Member which ratifies this Convention shall specify, in a declaration appended to its ratification, a minimum age for admission to employment or work within its territory and on means of transport registered in its territory; subject to Articles 4 to 8 of this Convention, no one under that age shall be admitted to employment or work in any occupation.

2. Each Member which has ratified this Convention may subsequently notify the Director-General of the International Labour Office, by further declarations, that it specifies a minimum age higher than that previously specified.

3. The minimum age specified in pursuance of paragraph 1 of this Article shall not be less than the age of completion of compulsory schooling and, in any case, shall not be less than 15 years.

4. Notwithstanding the provisions of paragraph 3 of this Article, a Member whose economy and educational facilities are insufficiently developed may, after consultation with the organisations of employers and workers concerned, where such exist, initially specify a minimum age of 14 years.

5. Each Member which has specified a minimum age of 14 years in pursuance of the provisions of the preceding paragraph shall include in its reports on the application of this Convention submitted under article 22 of the constitution of the International Labour Organisation a statement--

(a) that its reason for doing so subsists; or

(b) that it renounces its right to avail itself of the provisions in question as from a stated date.

Article 3

1. The minimum age for admission to any type of employment or work which by its nature or the circumstances in which it is carried out is likely to jeopardise the health, safety or morals of young persons shall not be less than 18 years.

2. The types of employment or work to which paragraph 1 of this Article applies shall be determined by national laws or regulations or by the competent authority, after consultation with the organisations of employers and workers concerned, where such exist.

3. Notwithstanding the provisions of paragraph 1 of this Article, national laws or regulations or the competent authority may, after consultation with the organisations of employers and workers concerned, where such exist, authorise employment or work as from the age of 16 years on condition that the health, safety and morals of the young persons concerned are fully protected and that the young persons have received adequate specific instruction or vocational training in the relevant branch of activity.

Article 4

1. In so far as necessary, the competent authority, after consultation with the organisations of employers and workers concerned, where such exist, may exclude from the application of this Convention limited categories of employment or work in respect of which special and substantial problems of application arise.

2. Each Member which ratifies this Convention shall list in its first report on the

application of the Convention submitted under article 22 of the Constitution of the International Labour Organisation any categories which may have been excluded in pursuance of paragraph 1 of this Article, giving the reasons for such exclusion, and shall state in subsequent reports the position of its law and practice in respect of the categories excluded and the extent to which effect has been given or is proposed to be given to the Convention in respect of such categories.

3. Employment or work covered by Article 3 of this Convention shall not be excluded from the application of the Convention in pursuance of this Article.

Article 5

1. A Member whose economy and administrative facilities are insufficiently developed may, after consultation with the organisations of employers and workers concerned, where such exist, initially limit the scope of application of this Convention.

2. Each Member which avails itself of the provisions of paragraph 1 of this Article shall specify, in a declaration appended to its ratification, the branches of economic activity or types of undertakings to which it will apply the provisions of the Convention.

3. The provisions of the Convention shall be applicable as a minimum to the following: mining and quarrying; manufacturing; construction; electricity, gas and water; sanitary services; transport, storage and communication; and plantations and other agricultural undertakings mainly producing for commercial purposes, but excluding family and small-scale holdings producing for local consumption and not regularly employing hired workers.

4. Any Member which has limited the scope of application of this Convention in pursuance of this Article--

(a) shall indicate in its reports under article 22 of the Constitution of the International Labour Organisation the general position as regards the employment or work of young persons and children in the branches of activity which are excluded from the scope of application of this Convention and any progress which may have been made towards wider application of the provisions of the Convention;

(b) may at any time formally extend the scope of application by a declaration addressed to the Director-General of the International Labour Office.

Article 6

This Convention does not apply to work done by children and young persons in schools for general, vocational or technical education or in other training institutions, or to work done by persons at least 14 years of age in undertakings, where such work is carried out in accordance with conditions prescribed by the competent authority, after consultation with the organisations of employers and workers concerned, where such exist, and is an integral part of--

(a) a course of education or training for which a school or training institution is primarily responsible;

(b) a programme of training mainly or entirely in an undertaking, which programme has been approved by the competent authority; or

(c) a programme of guidance or orientation designed to facilitate the choice of an occupation or of a line of training.

Article 7

1. National laws or regulations may permit the employment or work of persons 13 to 15 years of age on light work which is--

(a) not likely to be harmful to their health or development; and

(b) not such as to prejudice their attendance at school, their participation in vocational orientation or training programmes approved by the competent authority or their capacity to benefit from the instruction received.

2. National laws or regulations may also permit the employment or work of persons who are at least 15 years of age but have not yet completed their compulsory schooling on work which meets the requirements set forth in sub-paragraphs (a) and (b) of paragraph 1 of this Article.

3. The competent authority shall determine the activities in which employment or work may be permitted under paragraphs 1 and 2 of this Article and shall prescribe the number of hours during which and the conditions in which such employment or work may be undertaken.

4. Notwithstanding the provisions of paragraphs 1 and 2 of this Article, a Member which has availed itself of the provisions of paragraph 4 of Article 2 may, for as long as it continues to do so, substitute the ages 12 and 14 for the ages 13 and 15 in paragraph 1 and the age 14 for the age 15 in paragraph 2 of this Article.

Article 8

1. After consultation with the organisations of employers and workers concerned, where such exist, the competent authority may, by permits granted in individual cases, allow exceptions to the prohibition of employment or work provided for in Article 2 of this Convention, for such purposes as participation in artistic performances.

2. Permits so granted shall limit the number of hours during which and prescribe the conditions in which employment or work is allowed.

Article 9

1. All necessary measures, including the provision of appropriate penalties, shall be taken by the competent authority to ensure the effective enforcement of the provisions of this Convention.

2. National laws or regulations or the competent authority shall define the persons responsible for compliance with the provisions giving effect to the Convention.

3. National laws or regulations or the competent authority shall prescribe the registers or other documents which shall be kept and made available by the employer; such registers or documents shall contain the names and ages or dates of birth, duly certified wherever possible, of persons whom he employs or who work for him and who are less than 18 years of age.

Article 10

1. This Convention revises, on the terms set forth in this Article, the Minimum Age (Industry) Convention, 1919, the Minimum Age (Sea) Convention, 1920, the Minimum Age (Agriculture) Convention, 1921, the Minimum Age (Trimmers and Stokers) Convention, 1921, the Minimum Age (Non-Industrial Employment) Convention, 1932, the Minimum Age (Sea) Convention (Revised), 1936, the Minimum Age (Industry) Convention (Revised), 1937, the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937, the Minimum Age (Fishermen) Convention, 1959, and the Minimum Age (Underground Work) Convention, 1965.

2. The coming into force of this Convention shall not close the Minimum Age (Sea) Convention (Revised), 1936, the Minimum Age (Industry) Convention (Revised), 1937, the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937, the Minimum Age (Fishermen) Convention, 1959, or the Minimum Age (Underground Work) Convention, 1965, to further ratification.

3. The Minimum Age (Industry) Convention, 1919, the Minimum Age (Sea) Convention, 1920, the Minimum Age (Agriculture) Convention, 1921, and the Minimum Age (Trimmers and Stokers) Convention, 1921, shall be closed to further ratification when all the parties thereto have consented to such closing by ratification of this Convention or by a declaration communicated to the Director-General of the International Labour Office.

4. When the obligations of this Convention are accepted--

(a) by a Member which is a party to the Minimum Age (Industry) Convention (Revised), 1937, and a minimum age of not less than 15 years is specified in pursuance of Article 2 of this Convention, this shall ipso jure involve the immediate denunciation of that Convention,

(b) in respect of non-industrial employment as defined in the Minimum Age (Non-Industrial Employment) Convention, 1932, by a Member which is a party to that Convention, this shall ipso jure involve the immediate denunciation of that Convention,

(c) in respect of non-industrial employment as defined in the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937, by a Member which is a party to that Convention, and a minimum age of not less than 15 years is specified in pursuance of Article 2 of this Convention, this shall ipso jure involve the immediate denunciation of that Convention,

(d) in respect of maritime employment, by a Member which is a party to the Minimum Age (Sea) Convention (Revised), 1936, and a minimum age of not less than 15 years is specified in pursuance of Article 2 of this Convention or the Member specifies that Article 3 of this Convention applies to maritime employment, this shall ipso jure involve the immediate denunciation of that Convention,

(e) in respect of employment in maritime fishing, by a Member which is a party to the Minimum Age (Fishermen) Convention, 1959, and a minimum age of not less than 15 years is specified in pursuance of Article 2 of this Convention or the Member specifies that Article 3 of this Convention applies to employment in maritime fishing, this shall ipso jure involve the immediate denunciation of that Convention,

(f) by a Member which is a party to the Minimum Age (Underground Work) Convention, 1965, and a minimum age of not less than the age specified in pursuance of that Convention is specified in pursuance of Article 2 of this Convention or the Member specifies that such an age applies to employment underground in mines in virtue of Article 3 of this Convention, this shall ipso jure involve the immediate denunciation of that Convention, if and when this Convention shall have come into force.

5. Acceptance of the obligations of this Convention--

(a) shall involve the denunciation of the Minimum Age (Industry) Convention, 1919, in accordance with Article 12 thereof,

(b) in respect of agriculture shall involve the denunciation of the Minimum Age (Agriculture) Convention, 1921, in accordance with Article 9 thereof,

(c) in respect of maritime employment shall involve the denunciation of the Minimum Age (Sea) Convention, 1920, in accordance with Article 10 thereof, and of the Minimum Age (Trimmers and Stokers) Convention, 1921, in accordance with Article 12 thereof, if and when this Convention shall have come into force.

Article 11

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 12

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 13

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 14

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 15

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 16

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 17

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 13 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 18

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Conventions: C005 Minimum Age (Industry) Convention, 1919
Conventions: C007 Minimum Age (Sea) Convention, 1920
Conventions: C010 Minimum Age (Agriculture) Convention, 1921
Conventions: C015 Minimum Age (Trimmers and Stokers) Convention, 1921
Conventions: C033 Minimum Age (Non-Industrial Employment) Convention, 1932
Conventions: C058 Minimum Age (Sea) Convention Revised), 1936
Conventions: C059 Minimum Age (Industry) Convention Revised), 1937
Conventions: C060 Minimum Age (Non-Industrial Employment) Convention Revised), 1937
Conventions: C112 Minimum Age (Fishermen) Convention, 1959
Conventions: C123 Minimum Age (Underground Work) Convention, 1965
Constitution: 22:article 22 of the constitution of the International Labour Organisation
Revised: C005 This Convention revises the Minimum Age (Industry) Convention, 1919
Revised: C007 This Convention revises the Minimum Age (Sea) Convention, 1920
Revised: C010 This Convention revises the Minimum Age (Agriculture) Convention 1921
Revised: C015 This Convention revises the Minimum Age (Trimmers and Stokers) Convention, 1921
Revised: C033 This Convention revises the Minimum Age (Non-Industrial Employment) Convention, 1932
Revised: C058 This Convention revises the Minimum Age (Sea) Convention (Revised), 1936
Revised: C059 This Convention revises the Minimum Age (Industry) Convention (Revised), 1937
Revised: C060 This Convention revises the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937
Revised: C112 This Convention revises the Minimum Age (Fishermen) Convention, 1959
Revised: C123 This Convention revises the Minimum Age (Underground Work) Convention, 1965

For further information, please contact the International Labour Standards Department (NORMES) at Tel: +41.22.799.7149, Fax: +41.22.799.7139 or by email: (infonorm@ilo.org)

Exhibit D

ILO CONVENTIONS

C1 Hours of Work (Industry) Convention, 1919
C2 Unemployment Convention, 1919
C3 Maternity Protection Convention, 1919
C4 Night Work (Women) Convention, 1919
C5 Minimum Age (Industry) Convention, 1919
C6 Night Work of Young Persons (Industry) Convention, 1919
C7 Minimum Age (Sea) Convention, 1920
C8 Unemployment Indemnity (Shipwreck) Convention, 1920
C9 Placing of Seamen Convention, 1920
C10 Minimum Age (Agriculture) Convention, 1921
C11 Right of Association (Agriculture) Convention, 1921
C12 Workmen's Compensation (Agriculture) Convention, 1921
C13 White Lead (Painting) Convention, 1921
C14 Weekly Rest (Industry) Convention, 1921
C15 Minimum Age (Trimmers and Stokers) Convention, 1921
C16 Medical Examination of Young Persons (Sea) Convention, 1921
C17 Workmen's Compensation (Accidents) Convention, 1925
C18 Workmen's Compensation (Occupational Diseases) Convention, 1925
C19 Equality of Treatment (Accident Compensation) Convention, 1925
C20 Night Work (Bakeries) Convention, 1925
C21 Inspection of Emigrants Convention, 1926
C22 Seamen's Articles of Agreement Convention, 1926
C23 Repatriation of Seamen Convention, 1926
C24 Sickness Insurance (Industry) Convention, 1927
C25 Sickness Insurance (Agriculture) Convention, 1927
C26 Minimum Wage-Fixing Machinery Convention, 1928
C27 marking of Weight (Packages Transported by Vessels) Convention, 1929
C28 Protection against Accidents (Dockers) Convention, 1929
C29 Forced Labour Convention, 1930
C30 Hours of Work (Commerce and Offices) Convention, 1930
C31 Hours of Work (Coal Mines) Convention, 1931
C32 Protection against Accidents (Dockers) Convention (Revised), 1932
C33 Minimum Age (Non-Industrial Employment) Convention, 1932
C34 Fee-Charging Employment Agencies Convention, 1933
C35 Old-Age Insurance (Industry, etc.) Convention, 1933
C36 Old-Age Insurance (Agriculture) Convention, 1933
C37 Invalidity Insurance (Industry, etc.) Convention, 1933
C38 Invalidity Insurance (Agriculture) Convention, 1933
C39 Survivors' Insurance (Industry, etc.) Convention, 1933
C40 Survivors' Insurance (Agriculture) Convention, 1933
C41 Night Work (Women) Convention (Revised), 1934

C42 Workmen's Compensation (Occupational Diseases) Convention (Revised), 1934
C43 Sheet-Glass Works Convention, 1934
C44 Unemployment Provision Convention, 1934
C45 Underground Work (Women) Convention, 1935
C46 Hours of Work (Coal Mines) Convention (Revised), 1935
C47 Forty-Hour Week Convention, 1935
C48 Maintenance of Migrants' Pension Rights Convention, 1935
C49 Reduction of Hours of Work (Glass-Bottle Works) Convention, 1935
C50 Recruiting of Indigenous Workers Convention, 1936
C51 Reduction of Hours of Work (Public Works) Convention, 1936
C52 Holidays with Pay Convention, 1936
C53 Officers' Competency Certificates Convention, 1936
C54 Holidays with Pay (Sea) Convention, 1936
C55 Shipowners' Liability (Sick and Injured Seamen) Convention, 1936
C56 Sickness Insurance (Sea) Convention, 1936
C57 Hours of Work and Manning (Sea) Convention, 1936
C58 Minimum Age (Sea Convention (Revised), 1936
C59 Minimum Age (Industry Convention (Revised), 1937
C60 Minimum Age (Non-Industrial Employment Convention (Revised), 1937
C61 Reduction of Hours of Work (Textiles) Convention, 1937
C62 Safety Provisions (Building) Convention, 1937
C63 Convention Concerning Statistics of Wages and Hours of Work, 1938
C64 Contracts of Employment (Indigenous Workers) Convention, 1939
C65 Penal Sanctions (Indigenous Workers) Convention, 1939
C66 Migration for Employment Convention, 1939
C67 Hours of Work and Rest Period (Road Transport) Convention, 1939
C68 Food and Catering (Ships' Crews) Convention, 1946
C69 Certification of Ships' Cooks Convention, 1946
C70 Social Security (Seafarers) Convention, 1946
C71 Seafarers' Pensions Convention, 1946
C72 Paid Vacations (Seafarers) Convention, 1946
C73 Medical Examination (Seafarers) Convention, 1946
C74 Certification of Able Seamen Convention, 1946
C75 Accommodation of Crews Convention, 1946
C76 Wages, Hours of Work and Manning (Sea) Convention, 1946
C77 Medical Examination of Young Persons (Non-Industrial Occupations) Convention, 1946
C78 Medical Examination of Young Persons (Non-Industrial Occupations) Convention, 1946
C79 Night Work of Young Persons (Non-Industrial Occupations) Convention, 1946
C80 Final Articles Revision Convention, 1946
C81 Labour Inspection Convention, 1947
P81 Protocol of 1995 to the Labour Inspection Convention, 1947

C82 Social Policy (Non-Metropolitan Territories) Convention, 1947
C83 Labour Standards (Non-Metropolitan Territories) Convention, 1947
C84 Right of Association (Non-Metropolitan Territories) Convention, 1947
C85 Labour Inspectorates (Non-Metropolitan Territories) Convention, 1947
C86 Contracts of Employment (Indigenous Workers) Convention, 1947
C87 Freedom of Association and Protection of the Right to Organise Convention, 1948
C88 Employment Service Convention, 1948
C89 Night Work (Women Convention (Revised), 1948
C90 Night Work of Young Persons (Industry Convention (Revised), 1948
C91 Paid Vacations (Seafarers Convention (Revised), 1949
C92 Accommodation of Crews Convention (Revised), 1949
C93 Wages, Hours of Work and Manning (Sea Convention (Revised), 1949
C94 Labour Clauses (Public Contracts) Convention, 1949
C95 Protection of Wages Convention, 1949
C96 Fee-Charging Employment Agencies Convention (Revised), 1949
C97 Migration for Employment Convention (Revised),1949
C98 Right to Organise and Collective Bargaining Convention, 1949
C99 Minimum Wage Fixing Machinery (Agriculture) Convention, 1951
C100 Equal Remuneration Convention, 1951
C101 Holidays with Pay (Agriculture) Convention, 1952
C102 Social Security (Minimum Standards) Convention, 1952
C103 Maternity Protection Convention (Revised), 1952
C104 Abolition of Penal Sanctions (Indigenous Workers) Convention, 1955
C105 Abolition of Forced Labour Convention, 1957
C106 Weekly Rest (Commerce and Offices) Convention, 1957
C107 Indigenous and Tribal Populations Convention, 1957
C108 Seafarers' Identity Documents Convention, 1958
C109 Wages, Hours of Work and Manning (Sea Convention (Revised), 1958
C110 Plantations Convention, 1958
P110 Protocol to the Plantations Convention, 1958
C111 Discrimination (Employment and Occupation) Convention, 1958
C112 Minimum Age (Fishermen) Convention, 1959
C113 Medical Examination (Fishermen) Convention, 1959
C114 Fishermen's Articles of Agreement Convention, 1959
C115 Radiation Protection Convention, 1960
C116 Final Articles Revision Convention, 1961
C117 Social Policy (Basic Aims and Standards) Convention, 1962
C118 Equality of Treatment (Social Security) Convention, 1962
C119 Guarding of Machinery Convention, 1963
C120 Hygiene (Commerce and Offices) Convention, 1964
C121 Employment Injury Benefits Convention, 1964
C122 Employment Policy Convention, 1964
C123 Minimum Age (Underground Work) Convention, 1965

C124 Medical Examination of Young Persons (Underground Work) Convention, 1965
C125 Fishermen's Competency Certificates Convention, 1966
C126 Accommodation of Crews (Fishermen) Convention, 1966
C127 Maximum Weight Convention, 1967
C128 Invalidity, Old-Age and Survivors' Benefits Convention, 1967
C129 Labour Inspection (Agriculture) Convention, 1969
C130 Medical Care and Sickness Benefits Convention, 1969
C131 Minimum Wage Fixing Convention, 1970
C132 Holidays with Pay Convention (Revised), 1970
C133 Accommodation of Crews (Supplementary Provisions) Convention, 1970
C134 Prevention of Accidents (Seafarers) Convention, 1970
C135 Workers' Representatives Convention, 1971
C136 Benzene Convention, 1971
C137 Dock Work Convention, 1973
C138 Minimum Age Convention, 1974
C139 Occupational Cancer Convention, 1974
C140 Paid Educational Leave Convention, 1974
C141 Rural Workers' Organisations Convention, 1975
C142 Human Resources Development Convention, 1975
C143 Migrant Workers (Supplementary Provisions) Convention, 1975
C144 Tripartite Consultation (International Labour Standards) Convention, 1976
C145 Continuity of Employment (Seafarers) Convention, 1976
C146 Seafarers' Annual Leave with Pay Convention, 1976
C147 Merchant Shipping (Minimum Standards) Convention, 1976
P147 Protocol of 1996 to the Merchant Shipping (Minimum Standards) Convention, 1976
C148 Working Environment (Air Pollution, Noise and Vibration) Convention, 1977
C149 Nursing Personnel Convention, 1977
C150 Labour Administration Convention, 1978
C151 Labour Relations (Public Service) Convention, 1978
C152 Occupational Safety and Health (Dock Work) Convention, 1979
C153 Hours of Work and Rest Periods (Road Transport) Convention, 1979
C154 Collective Bargaining Convention, 1981
C155 Occupational Safety and Health Convention, 1981
C156 Workers with Family Responsibilities Convention, 1981
C157 Maintenance of Social Security Rights Convention, 1982
C158 Termination of Employment Convention, 1982
C159 Vocational Rehabilitation and Employment (Disabled Persons) Convention, 1983
C160 Labour Statistics Convention, 1985
C161 Occupational Health Services Convention, 1985
C162 Asbestos Convention, 1986
C163 Seafarers' Welfare Convention, 1987
C164 Health Protection and Medical Care (Seafarers) Convention, 1987
C165 Social Security (Seafarers) Convention, (Revised), 1987

C166 Repatriation of Seafarers Convention (Revised), 1987
C167 Safety and Health in Construction Convention, 1988
C168 Employment Promotion and Protection Against Unemployment Convention, 1988
C169 Indigenous and Tribal Peoples Convention, 1989
C170 Chemicals Convention, 1990
C171 Night Work Convention, 1990
C172 Working Conditions (Hotels and Restaurants) Convention, 1991
C173 Protection of Workers' Claims (Employer's Insolvency) Convention, 1992
C174 Prevention of Major Industrial Accidents Convention, 1993
C175 Part-Time Work Convention, 1994
C176 Safety and Health in Mines Convention, 1995
C177 Home Work Convention, 1996
C178 Labour Inspection (Seafarers) Convention, 1996
C179 Recruitment and Placement of Seafarers Convention, 1996
C180 Seafarers' Hours of Work and the Manning of Ships Convention, 1996
C181 Private Employment Agencies Convention, 1997
C182 Worst Forms of Child Labour Convention, 1999
C183 Maternity Protection Convention, 2000
C184 Safety and Health in Agriculture Convention, 2001

Exhibit E

REVLON

Code Of Business Conduct

of Revlon, Inc. and
Its Worldwide Subsidiaries

March 1997

REVLON

625 Madison Avenue
New York, N.Y. 10022
(212) 527-4500

George Fellows
President and
Chief Executive Officer

Dear Colleague:

Here at Revlon we have a long-standing commitment to conducting our business and achieving our objectives by maintaining only the highest level of ethical standards and legal behavior in everything we do. We are proud of Revlon's good name, which is the cumulative product of the conduct of each of us who is employed by, or engaged to perform services for, Revlon. Its preservation is fundamental to the continued well-being of our Company.

As a global company, Revlon is subject to a wide variety of laws, policies and regulations. As Revlon employees, each of us has a personal responsibility to conduct ourselves in strict compliance with the letter and spirit of these laws, policies and regulations. This Code of Business Conduct has been developed to provide a summary of our Company's standards and of significant laws affecting the conduct of our business.

Revlon is committed to being the beauty industry leader by providing the best products for our consumers, consistently emphasizing innovation and high quality, providing responsive support to our customers, dealing fairly with our vendors and maintaining a challenging, open and productive work environment for our employees. Adherence to the policies set forth in the Code, by each and every one of us at all levels of our Company, is essential if we are to achieve this goal.

Each Revlon employee and agent is required to read this Code carefully. Our ability to meet the challenges of the future will depend on our understanding and support of the Code's purposes and spirit. Every Revlon employee must understand that compliance with the Code must be a condition of continued employment with the Company.

I know that Revlon can count on you in this critical effort.

REVLON
CODE OF BUSINESS CONDUCT
INDEX

ALL EMPLOYEES' RESPONSIBILITY

Every Revlon employee (which as used here should be read as including consultants, agents and others retained to work for Revlon) has a responsibility to comply with the policies and procedures of Revlon, Inc. and its worldwide subsidiaries ("the Company") which govern the conduct of the Company's business in a legal and ethical manner, including those outlined in this Code of Business Conduct ("the Code"). The General Counsel of Revlon, Inc. has been designated the Corporate Compliance Officer. The Corporate Compliance Officer will have ultimate responsibility for overseeing compliance with all applicable laws and regulations, the Code and all related Company policies and procedures. The Corporate Compliance Officer, with the assistance of appropriate Company officials, is responsible for implementing training, review and oversight procedures designed to assure compliance. As part of its regular rotational audits of Company operations, Revlon Internal Audit also will review for compliance with these procedures.

The most fundamental principle of the Code is that all business conducted by the Company and the people who are employed or retained by the Company must meet high standards of business and personal ethics, in addition to complying with the letter and spirit of all applicable laws, regulations and policies. Failure to comply with the standards required by the Code can damage the Company's good name, trade and consumer relations, and business opportunities. In addition, conduct which violates applicable laws or regulations can subject the individuals involved and the Company and its officers to potentially huge money damages and other penalties. For this reason, the Company intends to prevent the occurrence of conduct not in compliance with the Code, to halt any such conduct that may occur as soon as possible after its discovery, and to discipline those who violate the Code and the Company's related policies and procedures, including individuals who fail to exercise proper supervision and oversight to detect a violation by their subordinates. Inadvertent error, prompt correction and self-reporting of non-compliance will be considered in determining the Company's response.

All employees benefit from an atmosphere of good ethical conduct. With that goal in mind, every employee is responsible for reporting any suspected misconduct, illegal activity, fraud, misuse of Company assets or other violation of ethical standards. Complete instructions as to the implementation of the Code, including the procedure necessary to report a violation, are found beginning on page 28 of this booklet.

The Company requires that all employees read the Code carefully and sign and deliver to their local Human Resources office the Compliance Acknowledgment Form which is attached at the end of this booklet. This will confirm that they have received and read the Code, understand it, and will comply with the standards and procedures contained in the Code. In addition, periodically each employee will be sent a similar form to be signed and returned, certifying that he or she has complied with the Code. Abiding by the standards and procedures outlined in the Code and the Company's related policies and procedures is a condition of continued employment with the Company.

The Code is a statement of policies for individual and business conduct and does not, in any way, constitute an employment contract or an assurance of continued employment.

COMPLIANCE WITH LAWS AND RELATED POLICIES

General

Summarized below and described on the following pages are certain of the laws, rules and regulations and the related policies and procedures of the Company which are particularly important to the Company's business and the preservation of its good name and reputation. Many of these matters as well as other policies and procedures are covered definitively in the Company's Corporate Policy Manual and various Departmental and Division policies and procedures, copies of which are available for your review in each facility's Human Resources Department and in the Law Department. When there is a doubt as to the lawfulness of any proposed activity, advice should be sought from the Law Department or the Corporate Compliance Officer before the activity is undertaken.

Employees are responsible for reviewing and understanding these definitive policies and procedures to the extent related to them and their activities. The following summary and the descriptions of certain key policies contained in the following pages are for general introductory purposes only.

Summary of Certain Key Laws and Related Policies

Description of Policies

1. Securities Trading

The Company has a long-standing commitment to compliance with applicable U.S. and foreign securities laws and regulations. In the course of your employment, you may become aware of nonpublic information regarding important business affairs of the Company or other firms. The securities laws prohibit trading securities on the basis of such information if it is material. Under the securities laws information is deemed to be material if an investor would consider it important in deciding whether to buy, sell, or hold securities. Examples of some types of material information are financial results, financial forecasts, changes in dividends, possible mergers, acquisitions, joint ventures and other purchases and sales of or investments in companies, obtaining or losing important contracts, information concerning significant discoveries, important product developments, major litigation developments, and major changes in business direction.

Company policy goes further and prohibits misuse of *any* nonpublic information gained in the course of employment with the Company, including securities trading on the basis of any such nonpublic information. Information is considered to be nonpublic unless it has been adequately disclosed to the public. Examples of effective disclosure include public filings with securities regulatory authorities and issuance of press releases and also may include meetings with members of the press and the public. However, the information must not only be publicly disclosed; there also must be adequate time and opportunity for the market as a whole to digest the information. If you are aware of information relating to the Company or relating to firms with which the Company does business or is negotiating or competing you may not buy or sell securities of the Company or the other firm involved, or disclose this information to any person other than Company employees, consultants, agents and representatives who need to know it in the course of their duties for the Company, until the information has been disclosed to the public by the Company or such firm (or its or their representatives) and there has been an adequate opportunity for the information to be absorbed by the market.

If you have a question as to whether information regarding the Company or other firms with which the Company does business or is negotiating or competing has been adequately disclosed to the public, you must contact the Corporate Compliance Officer or the Law Department and abstain from trading in the affected securities or improperly disclosing the information until you have been authoritatively informed that the information is not material or has been publicly disclosed and digested.

To guard against the appearance of improper trading, whether or not an employee has knowledge of nonpublic information concerning the Company an employee (i) should not trade Company securities shortly in advance of the Company's quarterly or annual earnings releases, (ii) should if possible time trades in Company securities to occur during the "window periods" from the third through the twelfth business days after such releases, and (iii) should pre-clear with the Vice President and Secretary, Revlon, Inc., all transactions in Company securities exceeding $25,000. In addition, employees should avoid situations in which there may be economic or other pressures on them to trade at a time that would be improper or create the appearance of impropriety, such as buying Company securities "on margin" (unless arrangements are made to cover any "margin calls" in cash), buying publicly traded "puts", "calls" or other Company "derivative" securities with fixed exercise dates, or serving as a trustee or other fiduciary of trusts established for family members or others unless the trust is precluded from investing in Company securities or a third party has sole investment discretion. Any questions regarding these restrictions or other aspects of the Company's related policies and procedures should be referred to the Vice President, Deputy General Counsel and Secretary or the Corporate Compliance Officer.

2. Protection of the Company's Proprietary Information

Proprietary information and trade secrets may consist of any formula, design, device or information maintained in secrecy which is used in business, and which gives that business an opportunity to obtain an advantage over competitors who do not know about it or use it. The Company has developed its own proprietary information and also has access, pursuant to agreement, to the proprietary information of other parties.

Employees may not improperly disclose or improperly use any proprietary information learned of as a result of their employment with the Company. Company policy prohibits the use of proprietary information by employees for their own purposes or the disclosure of proprietary information to unauthorized employees or third parties such as competitors, customers, clients or outside contractors. Company policy also prohibits the improper use by employees in the Company's business of proprietary information obtained from former employers or other third parties. See also "Intellectual Property" below.

If you have a question as to whether information is proprietary or is a trade secret, you must contact the Law Department or the Corporate Compliance Officer and abstain from using or disclosing the information until you are informed that use or disclosure is permitted.

3. Environmental Compliance

The Company recognizes its obligation as a corporate citizen to carry out all of its activities in ways that preserve and promote a clean, safe and healthful environment. It is the policy of the Company that all employees comply strictly with the letter and spirit of applicable environmental laws and regulations and the public policies they represent. No employee of the Company has authority to engage in conduct that does not comply with this policy or to authorize, direct, approve or condone such conduct by any other person. The Company will ensure compliance with this policy through vigilant self-monitoring and the training and, where necessary, disciplining of Company personnel at all levels.

It also is a policy of the Company to seek ways to ensure that its activities not only meet, but exceed, applicable environmental standards. The Company is committed to evaluating all potential environmental impacts in corporate decision-making with a view to enhancing conservation of energy and natural resources, minimizing the release of any pollutant that may cause environmental damage, minimizing the creation of waste, disposing of waste through safe and responsible methods, and minimizing environmental risks by employing safe technologies and operating procedures and by being prepared for emergencies.

The consequences of failure to adhere to the Company's environmental policy can be serious for the Company and the individuals involved, as well as the Company's workforce and the communities in which we operate and live. Pollution resulting from manufacturing operations or the improper disposal of waste can be harmful to public health and the environment. It is the Company's goal to prevent pollution rather than to clean it up.

The Vice President and Special Counsel for Environmental Affairs (625 Madison Avenue, New York, New York 10022, telephone: (212) 527-5603) is responsible for overall implementation of the Company's Worldwide Environmental Policy. Facility management and facility environmental staff, with the assistance of the Vice President and Special Counsel for Environmental Affairs, have the responsibility to implement and carry out the Company's environmental compliance program, including the development of site-specific environmental compliance plans, as appropriate, to supplement Company policies and guidelines. Facility management also is responsible for ensuring the appropriate training of each individual whose job affects environmental compliance. The Vice President and Special Counsel for Environmental Affairs and the Law Department will assist the regulatory compliance staff at each facility in maintaining up-to-date information on current and anticipated new environmental laws and regulations, in developing site-specific compliance programs, and in-training employees.

All employees are required to fully cooperate in the Company's implementation of its environmental compliance program, as follows:

- *It is each employee's responsibility to ensure that his or her activities strictly adhere to all applicable environmental laws and regulations, to all Company policies and procedures related thereto, and to the requirements, limitations and conditions of all environmental permits.*
- *Bypassing any environmental control or monitoring device is strictly prohibited.*
- *The Company prohibits, without exception, the entry of information known to be false on any governmental environmental form, on any monitoring report, or in response to any request for environmental information from any governmental agency. Tampering with or dilution of samples, or otherwise providing false information about the results of sampling, testing or analysis, as well as intentional failure to follow permit conditions or applicable protocols for collecting, sampling, testing, analyzing, or recording of environmental data are also strictly prohibited.*
- *Employees must immediately report any spill or other unpermitted release of a hazardous substance to their Supervisor and in accordance with the specific spill reporting policy in effect at their facility.*

If an employee becomes aware of any violation or possible violation of any environmental law, regulation or permit, any providing of false information or data, any bypassing of any environmental control or monitoring device or any other violation or possible violation of the Company's environmental or worker safety and health policies and procedures, such information must immediately be reported to his or her General Manager and the Vice President and Special Counsel for Environmental Affairs.

4. Competition; Antitrust

While the Company competes aggressively in its many business activities, its efforts in the marketplace must be conducted in a fair and equitable manner in strict accordance with the letter and spirit of all applicable antitrust, competition and trade practice laws and regulations (collectively, "antitrust laws").

The antitrust laws involving prices and pricing procedures pose substantial risks for firms like the Company. The Company must always make independent pricing decisions for each of its products based on factors such as value to the customer, costs and competitive pressure in the marketplace. Unless the Company's pricing decisions are made unilaterally and in compliance with the antitrust laws, substantial legal problems may arise under the antitrust laws. The exchange of sensitive information with competitors, such as fees charged, profit margins or credit and billing practices, can violate the antitrust laws. In addition, certain antitrust laws prohibit sellers from discriminating in the prices, terms of sale or advertising or promotional programs and allowances provided to different customers where competitive injury results. Thus, in the United States all promotional allowances and services, free goods, display fixtures, volume discounts, advertising, merchandising assistance and demonstrators must be offered, on functionally equivalent, proportionately equal terms, to all customers who compete in selling the Company's like products.

In addition to price fixing and price discrimination, activities that may be prohibited by the antitrust laws include: resale price maintenance; group boycotts; allocation of customers, territories, products or services; unlawful tying; predatory pricing; unlawful exclusivity agreements; monopolization; unlawful termination of dealers, suppliers or distributors; and under certain circumstances attempts to engage in many of these types of activity. Certain of these unlawful practices are described below.

In the United States, the prohibition against resale price maintenance means that the Company is not permitted to enter into an agreement with a customer setting the price to be charged by that customer for the Company's products. The Company can suggest the resale price or pre-mark the product with a suggested resale price. However, the Company cannot agree with a customer as to the actual price, or the minimum or maximum price, that the customer will charge for the product. It is also illegal and against Company policy to use any threats or coercion or otherwise interfere with a customer's right to establish its own resale prices.

The prohibition against group boycotts means that the Company may not agree with any competitor, customer or supplier or group of competitors, customers or suppliers to refuse to buy from, sell to or otherwise deal with any person. While the Company generally is permitted independently to determine that it does not wish to buy from or sell to a particular person, when such decision is reached jointly with other competitors, customers or suppliers it is illegal, regardless of commercial justification.

The prohibition against allocation of customers, territories, products or services means that the Company may not agree with a competitor to divide customers or territories, or to refrain from selling a certain product generally or in any geographic region or to any category of customer. These agreements, like price fixing, are always illegal.

Tying can, under certain circumstances, also be illegal. Tying may occur when a buyer is required, as a condition of purchasing one product (the "tying" product), to also purchase a second, distinct product (the "tied" product). Because the legality of any given tying arrangement depends upon a number of complex legal and economic factors, tying arrangements should never be implemented without first consulting the Law Department.

Any agreement, whether formal or informal, or any joint activity involving the Company and any other party, the intent or effect of which is to reduce competition, may violate the antitrust laws and regulations. Unlawful agreements need not take the form of a written contract or consist of express commitments or mutual assurances. Courts can — and do — infer agreements based on "loose talk," informal discussions or the mere exchange between competitors of information from which pricing or other collusion could result. Any communication with a competitor's representative, no matter how innocuous it may seem at the time, may later be subject to antitrust scrutiny and form the basis for accusations of improper or illegal conduct. Employees of the Company must conduct all relations with competitors, including social activities, as if they were completely in the public view because they may later be subject to probing examination and unfavorable interpretation.

For example, trade association meetings and other industry gatherings typically serve perfectly legitimate and worthwhile purposes. However, these meetings also provide a potential pitfall under the antitrust laws because they bring together competitors — people with common interests and problems — who may discuss matters of mutual concern. The most serious problems are apt to arise at informal gatherings, sometimes over drinks, particularly in a hotel room or hospitality suite after an official meeting has ended.

Any discussion, action, or transaction which may involve prohibited conduct should be avoided and any knowledge of such conduct must be reported immediately to the Corporate Compliance Officer. Any questions about what is permissible conduct should be raised with the Corporate Compliance Officer or the Law Department before any action is taken.

Employees engaged in any of the Company's foreign operations should at a minimum observe the same antitrust guidelines as stated above. The European Community and virtually every European country, including many in Eastern Europe, as well as many non-European countries, have antitrust laws that prohibit many of the same types of conduct that are prohibited under U.S. antitrust laws and, in some cases, additional types of conduct (e.g., entering into unregistered requirements contracts in the U.K. and certain refusals to deal in the European Community). Indeed, the antitrust laws of the European Community and many other countries generally impose more stringent rules than exist under U.S. antitrust laws with respect to many types of business practices, including, among others: distribution agreements; patent, copyright and trademark licenses; territorial restrictions on resellers and licensees; rebates and discounts to customers; and pricing policy generally. Moreover, both the European Community Commission and national antitrust agencies have substantially increased their enforcement activities in recent years, including substantial increases in the level and frequency of multi-million dollar fines that are being imposed for antitrust violations. Employees operating outside the United States must strictly avoid the same types of prohibited conduct described above and know and comply with the local laws applicable to those overseas activities, and should consult with the Law Department whenever they have any concerns about proposed conduct that may have an anticompetitive purpose or effect.

5. False Statements; Schemes to Defraud and Theft

It is a violation of Company policy, and a criminal offense punishable by fines and imprisonment, for employees knowingly and willfully to make or cause to be made a false statement, orally or in writing, to a government official. (It may be a civil violation to make a false statement, such as an invoice, even in the absence of knowing willfulness.) It is similarly a violation of Company policy and the law to knowingly and willfully conceal or cause to be concealed a material fact called for in a governmental report, application or other filing. This policy extends to all communications with any federal, state, local or foreign government agency. An employee can violate this policy even if the employee does not personally make the false statement or conceal the material fact. For example, employees are prohibited from providing false information to any other employee or third party knowing that, or under circumstances making it likely that, this information will later be used in providing information to a governmental agency.

It is also a violation of Company policy to knowingly and willfully make false statements or conceal a material fact in any communication to the Company related to official Company action, including statements related to employment or employee benefits, statements made in connection with investigations, and required employee reports.

Similarly, Company employees may not engage in any scheme to defraud the Company or a customer, supplier or other person with whom the Company does business out of money, property or services or to wrongfully withhold or misappropriate the property of others. The misappropriation of Company assets, the provision of any products to any person or entity not in accordance with established Company policy, and the retention of any benefit that belongs to the Company from a customer, supplier or other person with whom the Company does business, may operate as frauds upon the Company and are prohibited. This prohibition includes unauthorized use of the Company's communications equipment, computers, related facilities or other Company assets, including proprietary information and trade secrets. Any theft, fraud, embezzlement or misappropriation of Company property or resources must be reported immediately to the Corporate Compliance Officer, the Vice President — Revlon Internal Audit and the Revlon Director of Corporate Security.

6. Improper Payments and Gifts

Making or receiving improper payments of any kind in connection with the conduct of the Company's business, directly or indirectly, is strictly prohibited. Improper payments include payments which violate laws or regulations, such as those prohibiting payments of any kind to or from governmental or regulatory officials, payments which represent bribes, kickbacks, or payoffs to or from government officials, customers, suppliers or others with which the Company does business, and payments made with an improper intent. Any such payments are improper, whether made or received directly or indirectly. In addition, any arrangements which aid and abet another party to make or receive such a payment are improper. Improper payments need not be in the form of money. They may include gifts or services.

Any payment which is falsified or intentionally not reported in accounting records shall be deemed to be an improper payment. Unrecorded, off-the-record funds are not to be established. No false entries are to be made in the books and records of the Company, and payments and receipts shall be for the purposes stated in the supporting documentation relating to such payments and receipts. See also the description of the Company's policy on "Record Keeping" below.

Employees should be aware that with respect to government and regulatory officials, it is not necessary that a gift or payment be given with the intent to influence that government official to constitute a violation of state or federal law. Further, federal law prohibits bribery of foreign as well as domestic government officials. See "International Business — The Foreign Corrupt Practices Act" below. Any request made to a Company employee by a government or regulatory official for an improper payment, or any action taken or threatened by such an official with the intent of obtaining such a payment, must be reported immediately to the Corporate Compliance Officer.

In addition, Company policy prohibits employees giving or receiving excessive or uncustomary gifts or services to or from others with whom the Company does business, whether or not such gifts or services constitute improper payments as described above. See "CONFLICTS OF INTEREST" below.

7. Wiretapping and Eavesdropping; Surreptitious Recording

It is the Company's policy to comply fully with all U.S. and foreign laws governing wiretapping and other forms of electronic surveillance. Unless otherwise expressly approved by the Revlon Director of Corporate Security, it is a violation of Company policy for an employee to use any electronic, mechanical or other device to intercept the contents of any telegraphic, telephonic, facsimile, modem-transmitted, electronic mail or other electronic communication, unless one or all of the parties to the communication consent to the interception. This includes, but is not limited to, the use of telephone extensions to overhear other individuals' conversations.

The law may be violated merely by an employee's listening in on a conversation, even if no notes are taken and no recordings are made. Any employee who engages a telephone extension while another individual is using that extension must (i) have received express permission from all of the people on the line, or be aware that all individuals on the line have given blanket permission to listen to their telephone calls, or (ii) identify himself or herself so that the participants in the conversation will understand that someone is listening to the conversation or (iii) hang up immediately.

Company policy also prohibits, without the express permission of the Revlon Director of Corporate Security, the use of any device on Company property or in connection with Company business to make any sound, photographic or other video recording of another person, unless all persons being recorded are aware of the recording and consent to it.

8. Labor and Employment Law

All employees must comply with all applicable U.S. and foreign laws concerning labor and employment. The Company is bound by these laws and has established policies and programs, including equal employment opportunity policies, affirmative action plans, safety and health programs and wage and hour procedures, to ensure compliance with legal requirements, certain of which are described below.

Equal Employment Opportunity. The Company is dedicated to the goal of providing equal employment opportunity for all employees without discrimination based on any impermissible classification including, but not limited to, race, color, creed, religion, sex, national origin, citizenship, age, disability, marital status, veteran status or sexual orientation. The Company requires all employees to refrain from unlawful discrimination in any aspect of employment, including decisions concerning recruitment, hiring, placement, selection, development, transfer, demotion, promotion, Company-sponsored training, compensation, discipline, termination and use of employee benefits, facilities or social and recreational programs. As an equal employment opportunity employer, the Company is dedicated to the principles of affirmative action and requires all employees to implement steps to achieve those principles.

Consistent with this policy, the Company will not tolerate discrimination against its employees by any employee or any individual or firm with which the Company does business based upon any impermissible classification. If you believe you have been subjected to unlawful employment discrimination, you should immediately contact the personnel executive of the appropriate Group or Division or the office of the Senior Vice President — Human Resources, the Senior Employment Counsel or the Corporate Compliance Officer. All complaints of employment discrimination will be investigated swiftly and in as confidential a manner as possible, and corrective and disciplinary action will be taken, if appropriate.

Sexual Harassment. As part of the Company's equal employment opportunity policy, the Company is committed to protecting the right of its employees to work in an environment that is free from all forms of discrimination, including sexual harassment. Sexual harassment may include unwelcome sexual advances, requests for sexual favors, and verbal, physical or visual conduct or conditions of a sexual nature that have the effect of unreasonably interfering with an employee's work performance or which create an intimidating, hostile or offensive work environment. If you believe you have been the victim of sexual harassment, you should immediately contact the personnel executive of the appropriate Group or Division or the office of the Senior Vice President — Human Resources, the Vice President — Human Resources Development or the Corporate Compliance Officer. All allegations of sexual harassment will be investigated promptly in as confidential a manner as possible, and corrective and disciplinary action will be taken, if appropriate.

Safety and Health. The Company is committed to eliminating hazards from the workplace, providing its employees with a safe and healthy work environment and complying with all applicable occupational safety and health laws and standards. Employees are required to report any adverse health or safety incidents or conditions, including broken equipment or machinery and accidents, to the person responsible for safety at each facility or the Vice President and Special Counsel for Environmental Affairs. All such reports will be investigated promptly and corrective action will be taken as appropriate.

9. Political Activities

All employees must comply with applicable campaign finance and ethics laws. U.S. law and Company policy prohibit the use of Company funds, assets, services or facilities on behalf of a political party or candidate except under certain limited circumstances. The Company's policy is not intended to discourage or prohibit any employees from voluntarily making personal political contributions, participating in the political process on their own time and at their own expense, expressing their personal views on legislative or political matters, or engaging in any other lawful political activities. However, the Company is prohibited from compensating or reimbursing any employees or individuals associated with the Company, in any form, for a political contribution that these persons intend to make or have made. All solicitations of employees and individuals associated with the Company for contributions to any political action committee must communicate that these contributions are voluntary, that no one will be adversely affected as a result of his or her decision not to contribute, and that political contributions are not tax deductible. Any political solicitations made during business hours or at Company facilities must be approved in advance by the Senior Vice President — Human Resources.

If you are aware of any conduct which violates the Company's policy, you must immediately notify the Corporate Compliance Officer and not participate in any conduct in question until you are advised that you may do so.

10. Product Regulatory Compliance and Quality Assurance

The Company will conduct its business in compliance with all applicable laws and regulations governing the manufacture, labeling and distribution of the Company's products. In particular, in the United States all requirements of the Federal Food and Drug Administration ("FDA") must be observed. Such laws and regulations include those relating to quality and safety standards for the Company's products. Quality has been and continues to be the hallmark of the Company's products. Employees are required to adhere to established Company quality standards and quality control/quality assurance procedures. Employees who are aware of any deviations from the Company's established quality standards and procedures, whether intentional or accidental, must immediately bring these deviations to the attention of their Supervisor or the Corporate Compliance Officer.

It is the responsibility of the Company's employees to ensure that their activities strictly adhere to Company policy and procedures for FDA and related compliance.

You must report to your Supervisor or the Corporate Compliance Officer any circumstances in which any of the Company's products are or become adulterated or misbranded or otherwise violate FDA or related laws or regulations. Violations of these laws and regulations, even if totally unintentional, carry severe penalties and could result in criminal prosecution of the Company and involved employees.

11. International Business

All employees are expected to know and comply with the laws of the country in which they operate. The fact that in some countries certain laws prohibiting particular conduct are not enforced in practice, or that violation is not subject to public criticism or censure, will not excuse non-compliance. If you have a question as to whether certain activities are prohibited, contact the Corporate Compliance Officer or the Law Department and abstain from the activity in question until you have been informed that the activity is not prohibited. All employees also must comply strictly with U.S. laws and regulations applicable to the conduct of business outside the United States. Certain of these U.S. laws and regulations are summarized below.

The Foreign Corrupt Practices Act. Company policy and the law prohibit employees or their agents from making any payment or offer of payment to any foreign official to induce that official to affect any governmental act or decision or to assist the Company in obtaining or retaining any benefit. Such a payment need not take the form of cash. It may include gifts, providing services or amenities, or other types of consideration. Company policy also prohibits actions intended to, or which are reasonably likely to, result in a prohibited payment or other benefit being provided indirectly or through a third party. "Foreign officials" may include any employees or agents of a foreign government, government-owned entity, political party officials and candidates for political office. The policy prohibits the use of personal as well as Company funds, property or services.

While the law allows certain types of payments to foreign officials, including payments to "facilitate" routine government actions, determining what is a "facilitating" payment involves difficult legal judgments. This area of the law is very complicated. The slightest mistake may expose both the Company and its employees to criminal prosecution, including the imposition of large fines and terms of imprisonment. Therefore, it is the Company's policy that, except for legally prescribed fees and like payments, no payments or gifts will be made to foreign officials, directly or indirectly, related to the Company's business activities, including any proposed payment or gift, regardless of amount or value, thought to be "facilitating" or otherwise exempt from the law, unless approved in advance by the Corporate Compliance Officer.

Employees are required to report promptly to the Corporate Compliance Officer any request made by a foreign governmental or political party official or candidate or any representative of such a person for a payment or other benefit covered by this policy and any other actions taken to induce such a payment or benefit.

Antiboycott Laws. It is the policy of the Company to conduct its business in accordance with all U.S. business and tax antiboycott laws and regulations. In general, the antiboycott laws and regulations are designed to prevent businesses from cooperating with unsanctioned foreign boycotts of countries friendly to the United States, such as the boycott of Israel by certain Arab countries, whether by way of (i) refusal to do business with another person, (ii) discriminatory employment practices, (iii) furnishing information on the race, religion, sex or national origin of any U.S. person, (iv) furnishing information concerning any person's affiliations or business relationships with a boycotted country or any person believed to be restricted from doing business in the boycotting country, or (v) utilization of letters of credit containing boycott provisions. The Company is required to abstain from all prohibited conduct or any agreement to engage in such conduct and must make prompt reports of any request for prohibited boycott cooperation or information. All employees are required to promptly report any such violation or request to the Corporate Compliance Officer. In addition, specified executives of the Company are required to certify annually to the Senior Vice President, General Tax Counsel, Worldwide, each subsidiary's or other business unit's compliance with these laws, on forms provided by the Tax Department.

U.S. Embargoes. It is the policy of the Company to conduct its business in accordance with the trade restrictions imposed under the International Emergency Economic Powers Act, the Trading With the Enemy Act, the Cuban Democracy Act of 1992 and the related

Executive Orders and Treasury Department regulations. Currently, trade restrictions are in effect with respect to North Korea, Vietnam, Cuba, Iran, Libya, Haiti, Iraq, Yugoslavia (Serbia and Montenegro) and Myanmar (formerly Burma). The prohibitions and restrictions imposed under these regulations (which generally cover foreign-based subsidiaries of U.S. companies as well as foreign-based U.S. citizens and permanent residents) vary and the countries covered are subject to change. Such prohibitions and restrictions may affect exports, imports, travel, currency transactions and assets and accounts. Generally speaking, what may not be done directly also may not be done or arranged through third parties or permitted by conscious non-supervision. The civil and criminal sanctions that may be imposed for violations are very severe. Accordingly, employees with responsibility for international activities should consult frequently with the Law Department regarding these matters.

Export Controls. Under the Export Administration Regulations administered by the U.S. Commerce Department, the export of goods and services from the United States may require a specific export license from the Commerce Department. The same may apply to transshipment of U.S. origin goods from the country of original destination to a third country, and to exports of foreign made goods with U.S. content.

12. Advertising

Advertising is regulated by U.S. and foreign laws enacted in various countries in which the Company conducts business. Generally, these laws prohibit false, misleading or deceptive advertising and related activities in the promotion and sale of Company products. All advertising claims about the Company's products (including those which are on the packaging of the Company's products) must be truthful and have a reasonable basis in fact. In particular, in the United States the Federal Trade Commission requires that all advertising claims be substantiated in advance of their publication or dissemination. Fair and accurate advertising is essential not only to comply with the law and governmental regulations, but also to preserve the goodwill and reputation of the Company. No employee is to create, approve or disseminate any advertising materials for the Company's products which are false, misleading or deceptive or not in compliance with FTC and other applicable laws. It is imperative that all advertising and product claims, whether made to the trade or to the public and whether made through the media or on product packaging, displays or otherwise, be reviewed in accordance with Company policy prior to being disseminated.

13. Intellectual Property

Various laws govern the use of material and/or information which may be the subject of a trademark, patent or copyright or which may be treated as a trade secret. The Company owns and uses pursuant to licenses numerous trademarks, patents, copyrights and trade secrets that are vital to its success. To protect the Company's rights, employees' use of all such intellectual property must be in accordance with all applicable laws and the Company's confidentiality practices and procedures. In addition, the Company is committed to not infringing the legal rights of third parties with respect to trademarks, patents, copyrighted works and trade secrets owned by them. Certain of these matters are described below. See also "Protection of the Company's Proprietary Information" above.

Copyright Compliance. All written materials, including books, articles, magazines, drawings, computer software, photographs, videotapes and advertising, are covered by U.S. or foreign copyright laws as well as various multinational pacts. It is a violation of law and of Company policy to make unauthorized copies of such materials. The making of unauthorized copies can subject both the employee and the Company to substantial civil or criminal penalties. An area of particular concern is the improper duplication of computer software. Employees who learn of any wrongful copying or other misuse of computer software or related documentation within the Company must immediately notify the Corporate Compliance Officer. This policy may be enforced by the Company from time to time by conducting internal audits of the software files of all Company computer terminals. Company employees must also be alert to possible violations by others concerning the Company's copyrighted works.

Trademark Protection. A trademark is a word, symbol, name, device or combination of these used to identify a product or line of products or services and to distinguish them from the products and services of other companies. The Company utilizes a number of trademarks which are well recognized by the public and are extremely valuable. Employees must be vigilant to use the Company's trademarks correctly and to detect and notify the Law Department of any incorrect or unauthorized use of the Company's trademarks or of confusingly similar trademarks by a third party. Similarly, the Company is committed to not infringing the trademark rights of others, by avoiding the use of trademarks confusingly similar to those of other companies. A claim of infringement may arise from the use of a word that is aurally or visually similar to a third party's trademark, particularly where there is similarity in product and/or in packaging, design or other trade dress. All employees must comply with the Company's Policy on Approval, Use and Protection of Trademarks in order to protect against claims of infringement by third parties and ensure that the Company's trademarks are properly filed, validly maintained and optimally protected against claims of infringement, prior to making any significant investment of time or resources and well in advance of any use.

Patent Protection. Any invention conceived by an employee must be disclosed to the Company's Director of Patents who will determine whether the invention will be treated as proprietary information or will be protected under the patent laws. No invention, whether developed, licensed or purchased by the Company, is to be used or marketed, and no unpatented proprietary information is to be disclosed to third parties, without the prior written approval of the Law Department.

14. Record Keeping

It is the Company's policy to comply with all laws and regulations relating to records preservation. You should note that under various legal and tax regulations, certain documents must be retained for varying periods. These retention periods are set forth in the Company's Policy on Records Retention, copies of which are on file in each facility's Human Resources Department or may be obtained from the Corporate Compliance Officer or the Law Department.

If the existence of a subpoena is known or reported to an employee or the employee has reason to believe a subpoena may be served, it is the responsibility of the employee immediately to contact the Corporate Compliance Officer. If you become aware that there is an impending government investigation or that the Company has been served with a subpoena or has reason to believe a subpoena may be served, you must retain all records that may pertain to that investigation or that may be potentially responsive to the subpoena. If you have a question as to whether a record pertains to an investigation or may be responsive to a subpoena, you must contact the Law Department or the Corporate Compliance Officer before disposing of such document.

Company business records must always be prepared accurately and reliably and stored properly. The law requires that the Company keep books, records, and accounts which accurately and fairly reflect all transactions and dispositions of assets of the Company and that all transactions be executed only in accordance with management's general or specific authorization. The Company's books, records, and accounts must reflect, accurately and fairly and within the Company's normal system of accountability, all transactions of the Company and all other events that are the subject of specific regulatory record keeping requirements.

U.S. federal law requires that all transactions be recorded as necessary or appropriate to permit the preparation of financial statements in conformity with generally accepted accounting principles and other applicable rules, regulations and criteria and to ensure full accountability for all assets and activities of the Company. All of the Company's assets and liabilities must be recorded in the regular books of the Company. Under no circumstances may there be any unrecorded fund or asset of the Company, regardless of the purposes for which the fund or asset may have been intended, or any improper or inaccurate entry knowingly made in the books and records of the Company.

No payment on behalf of the Company may be approved or made with the intention, understanding or awareness that any part of the payment is to be used for any purpose other than that described by the documents supporting the payment. All receipts and disbursements must be fully and accurately described in the books and records of the Company and must be supported by appropriate documentation properly describing their purposes. It is the Company's policy that all employees with responsibility for preparing and maintaining the Company's financial records comply strictly with the Company's Financial Policies and Procedures Manual, including the Company's Manual Checks Policy and Procedure, and with all other internal accounting control policies and procedures as in effect from time to time.

If you have reason to believe that the Company's books and records are not in accord with the foregoing requirements, you must immediately report the matter to the Corporate Compliance Officer and the Vice President — Revlon Internal Audit.

15. Responding to Inquiries from the Press and Others

Requests for financial or business information about the Company from any member of the investment community, including securities analysts, fund and portfolio managers, directors of research and brokers, or any member of the business or financial press or other news media, should be referred to the Senior Executive Vice President — Chief Financial Officer at (212) 527-4900 or the Senior Vice President — Investor Relations at (212) 527-4120 to ensure appropriate and timely response. Requests for information or other contacts from the Securities and Exchange Commission, the New York Stock Exchange or other securities regulators must be referred to the Senior Executive Vice President — Chief Financial Officer and to the Vice President and Secretary at (212) 527-5695. It is critical that employees not respond to any such inquiries or contacts themselves because any inappropriate or inaccurate response, even a disclaimer of information, may result in adverse publicity and could otherwise seriously affect the Company. This policy does not apply to requests for published financial information, such as Annual and Quarterly Reports, or to requests concerning normal marketing, product or promotional publicity activities of the Company, which are to be handled in accordance with Departmental procedures.

Requests for proposed interviews with any Company employee by the financial community or news media, and the issuance of any press releases by any Company employee, must be reviewed and approved in advance by the Vice President — Corporate Affairs at (212) 527-5791. Company-initiated interviews similarly must be approved before they may be scheduled with the media.

CONFLICTS OF INTEREST

General

Separate and apart from complying with applicable laws and regulations governing the Company's operations and Company policies and procedures related thereto, certain of which are described above, each Company employee has a primary business and ethical responsibility to the Company to avoid any activity or relationship that may interfere or conflict with, or have the appearance of interfering or conflicting with, the performance of the employee's duties to the Company in a loyal, efficient manner to the best of his or her ability and in the Company's best interest. Such activities and relationships, called "conflicts of interest," include any interest, relationship or activity that is incompatible with or has the appearance of being incompatible with the best interests of the Company or which potentially affects or has the appearance of affecting an interested person's objectivity in performing services for the Company. Depending upon an employee's particular responsibilities, potential conflict of interest situations may include, but are not limited to:

(1) Serving as a director, officer, employee, partner, consultant or agent of an enterprise that is a present or potential supplier, customer or competitor of the Company, or that engages or may engage in any other business with the Company or with a supplier, customer or competitor of the Company;

(2) Owning a material stock, creditor or other financial interest in an enterprise described above;

(3) Receiving from or giving to representatives of an enterprise described above material gifts, gratuities, special allowances, discounts or other benefits not generally available (normally not including reasonable and customary meals or entertainment at which both the employee and the business contact are present, or gifts distributed to business associates as customary practice in the industry and which do not exceed $100 in value per year, directly or indirectly to or from any such representative);

(4) Any other significant direct or indirect personal interest in a transaction involving the Company;

(5) Obtaining or using for personal benefit confidential information regarding an enterprise described above, or providing confidential information regarding the Company or its business to such an enterprise;

(6) Appropriating for personal benefit a business relationship gained in the course of employment, or a business opportunity that the Company might reasonably have an interest in pursuing without first making the opportunity available to the Company;

(7) Material speculation or dealing in goods, commodities or products dealt in, used or sold by the Company (including options and futures in such goods, commodities or products); and

(8) Outside activities that detract from or interfere with the full and timely performance by an employee of his or her services for the Company.

The Company has established detailed conflict of interest policies, including guidelines and reporting requirements, in the Company's Conflicts of Interest Policy, a copy of which may be obtained from facility Human Resources Departments, which must be followed at all times. Certain of these policies are summarized below.

Investments

The Company discourages employees and their immediate families from investing in firms that compete with the Company or with which the Company or its business partners have business relations. Because of the risk of creating divided loyalty, or its appearance to other employees and to other firms with which the Company deals, without prior approval neither an employee nor any member of an employee's immediate family may have a substantial investment in a present or potential competitor, customer or supplier of the Company or any other firm with which the Company or its suppliers, customers or competitors deals or reasonably might deal. An investment will be deemed substantial if these holdings exceed 1% of a company's outstanding securities or the greater of 10% of the individual's self-directed investments or $25,000.

Outside Activities of Employees

An employee may not serve as a consultant to, or as a director, officer, employee, partner, agent or representative of, an organization that is or potentially is a competitor, customer, supplier or other business account of the Company or a supplier or customer of any such firm, unless he or she has obtained prior written consent in accordance with Company policy. Even if an employee receives no pay from this organization and/or has no direct or indirect contact with the organization in the performance of his or her work for the Company, such a relationship creates the appearance of divided loyalty and the risk that he or she may inadvertently disclose proprietary information to the organization or allow the organization to benefit through his or her identification with the Company. A conflict of interest may also exist if the employee's outside activities (even though not in and of themselves a conflict of interest) are so demanding on the employee's time or attention that they interfere with the employee's job performance.

Employees' Relatives

Since individuals tend to identify their interests with those of their family members, immediate family members of employees generally should refrain from activities in which it would be improper for the employee to engage.

Duty to Report Conflicts of Interest

Employees are obligated to review their and their immediate family members' personal and investment situations and discuss with the Corporate Compliance Officer any possible or apparent conflicts of interest that arise by virtue of their own activities or the activities of their immediate family members. The Corporate Compliance Officer will hold these discussions in confidence (although he may consult with other Company officials). If these discussions reveal violations of law or the individual fails to eliminate a conflict within a reasonable time, if so directed the Company will take appropriate action.

IMPLEMENTATION OF THE CODE

Corporate Compliance Officer

The General Counsel of Revlon, Inc. has been designated the Corporate Compliance Officer. The Corporate Compliance Officer will have ultimate responsibility for overseeing compliance with all applicable laws and regulations, the Code and all related Company policies and procedures.

Reporting of Violations

The Company has established several ways for employees to report violations. If you know of or suspect a violation of applicable laws or regulations contained in the Code, you should report that information immediately to the Corporate Compliance Officer or to your immediate supervisor. You may telefax the information to the confidential telefax number established for this purpose—(212) 527-5681—or you may mail it to the General Counsel at 625 Madison Avenue, New York, New York 10022. A sufficiently detailed description of the factual basis for the report should be given in order to allow an appropriate investigation. It is preferred that you give your identity when reporting violations, to allow the Company to contact you in the event further information is needed to pursue an investigation. You will be afforded the maximum possible confidentiality consistent with enforcing the Code. However, you may report violations anonymously.

If you are involved in the violation, the fact that you reported the violation, together with the degree of cooperation displayed by you and whether the violation is intentional or unintentional, will be given consideration by the Company in its investigation and any resulting disciplinary action.

No person reporting a violation will be made to suffer public embarrassment or be subject to retaliation because of the good faith report he or she makes. Any employee of the Company responsible for reprisals against individuals who in good faith report known or suspected violations will be subject to disciplinary action, including termination where appropriate. However, the submission of a report which is known to be false or with reckless disregard as to its truth constitutes a violation of the Code and will result in disciplinary action, including termination where appropriate.

Investigations of Violations

All reported violations of applicable laws or regulations, the Code or the Company's related policies and procedures will be promptly investigated and will be treated confidentially to the extent consistent with enforcing the Code.

All investigations will be coordinated by the Corporate Compliance Officer with the Vice President — Revlon Internal Audit, Vice President and Director of Corporate Security, Employment Compliance Manager, and other appropriate Company officials. Employees are expected to cooperate in the investigation of any alleged violation of applicable laws or regulations or of the Code or related policies and procedures. If the investigation indicates that corrective action is required, the Company will decide what steps it should take to rectify the problem and avoid its recurrence.

It is imperative that reporting persons *not* conduct their own investigations. Acting on your own may compromise the integrity of an investigation and adversely affect both you and the Company.

Discipline for Violations

Disciplinary actions may be taken:

- *against employees who authorize or participate directly, and in certain circumstances indirectly, in actions which are a violation of applicable laws or regulations, the Code or the Company's related policies or procedures*
- *against employees who fail to report a violation of applicable laws or regulations, the Code or the Company's related policies or procedures or withhold information concerning a violation of which they become aware or should have become aware*
- *against the violator's supervisor(s), to the extent that the circumstances of the violation reflect inadequate supervision or lack of diligence by the supervisor(s)*
- *against Company personnel who attempt to retaliate, directly or indirectly, or encourage others to do so, against an employee who reports in good faith a violation of applicable laws or regulations, the Code or the Company's related policies or procedures*
- *against employees who make a report of a violation which is known by the reporting person to be false or of which the reporting person has reckless disregard as to its truth.*

Employee Acknowledgments

Due to the importance of maintaining compliance with the Code and the ethical as well as legal principles it reflects, the Company requires that all current employees sign and deliver to their local human resources office the tear-out Compliance Acknowledgment Form at the end of this booklet, confirming that they have received and read the Code, understand it, will comply with the standards and procedures contained therein in the future, and except as disclosed on the Compliance Acknowledgment Form are not aware of any actions or relationships that are a violation. All new employees will similarly be required to acknowledge their receipt and understanding of the Code and their commitment to comply with it. In addition, periodically employees will be sent a form to be signed and returned, certifying that he or she has complied with the Code. Abiding by the standards and procedures outlined in the Code and the Company's related policies and procedures is a condition of continued employment with the Company.

The Code is a statement of policies for individual and business conduct and does not, in any way, constitute an employment contract or an assurance of continued employment.

Questions Regarding the Code

The Company is committed to providing timely and specific guidance to its employees with respect to the Code. If you have a question concerning the Code or the Company's related policies or procedures or feel the need to seek guidance with respect to a legal or ethical question, you should consult your supervisor or the Corporate Compliance Officer. Questions may be asked by writing to the Corporate Compliance Officer or by using his telefax "hotline" — (212) 527-5681.

EXHIBIT A

REVLON
COMPLIANCE ACKNOWLEDGMENT

TO: Corporate Compliance Officer

FROM:

This is to acknowledge that I have received, read and understand the Revlon Code of Business Conduct (the "Code"). I agree to comply fully with the standards contained in the Code (and the related policies and procedures adopted by Revlon, Inc.), and understand that compliance with these standards, policies and procedures is a condition to my continued employment or association with Revlon, Inc. Further, I certify that, except as noted below, I am in full compliance with the Code and such policies and procedures, and I have no knowledge of any violations by others (please specify any exceptions below and on attached sheets, or state "none"):

____

____

____

____

I acknowledge that the Code is a statement of policies for individual and business conduct and does not, in any way, constitute an employment contract or an assurance of continued employment or employment other than at-will.

____
Signature

____
Date

REVLON
COMPLIANCE ACKNOWLEDGMENT

TO: Corporate Compliance Officer

FROM:

This is to acknowledge that I have received, read and understand the Revlon Code of Business Conduct (the "Code"). I agree to comply fully with the standards contained in the Code (and the related policies and procedures adopted by Revlon, Inc.), and understand that compliance with these standards, policies and procedures is a condition to my continued employment or association with Revlon, Inc. Further, I certify that, except as noted below, I am in full compliance with the Code and such policies and procedures, and I have no knowledge of any violations by others (please specify any exceptions below and on attached sheets, or state "none"):

____

____

____

____

I acknowledge that the Code is a statement of policies for individual and business conduct and does not, in any way, constitute an employment contract or an assurance of continued employment or employment other than at-will.

____

Signature

____

Date

EXHIBIT B

REVLON
COMPLIANCE REPORT

TO: Corporate Compliance Officer

FROM: Name
(Optional)* ______________________________

Location ______________________________

Telephone Number
(Optional)* ______________________________

Information Concerning the Alleged Violation(s)

(attach additional pages as necessary)

Date(s) ______________________________

Location(s) ______________________________

____

Person(s) Involved ______________________________

____

Description ______________________________

____

____

____

____

____

____

* It is preferred (but not mandatory) that you give your identity to allow the Company to contact you in the event further information is needed to pursue an investigation. Your identity will be kept in confidence as provided in the Code of Business Conduct.

REVLON
COMPLIANCE REPORT

TO: Corporate Compliance Officer

FROM: Name
(Optional)* ______________________________

Location ______________________________

Telephone Number
(Optional)* ______________________________

Information Concerning the Alleged Violation(s)

(attach additional pages as necessary)

Date(s) ______________________________

Location(s) ______________________________

____

Person(s) Involved ______________________________

____

Description ______________________________

____

____

____

____

____

____

* It is preferred (but not mandatory) that you give your identity to allow the Company to contact you in the event further information is needed to pursue an investigation. Your identity will be kept in confidence as provided inthe Code of Business Conduct.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

DIRECT DIAL
(212) 735-3780
DIRECT FAX
(917) 777-3780
EMAIL ADDRESS
AMYERS@SKADDEN.COM

FIRM/AFFILIATE OFFICES

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Rules 14a-8(i)(3) and14a-8(i)(10)

March 14, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Revlon, Inc., Commission File No. 1-11178,
Omission Pursuant to Rule 14a-8 of a
Shareholder Proposal Submitted by the
New York City Employees' Retirement System,
the New York City Teachers' Retirement System,
the New York City Fire Department Pension Fund,
and the New York City Police Pension Fund

Ladies and Gentlemen:

Reference is made to the letter dated February 1, 2002 (the "February Letter"), on behalf of Revlon, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in which I requested the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to concur with the Company's view that, for the reasons stated therein, the shareholder proposal and supporting statement (collectively, the "Current Proposal") submitted by the New

York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund (collectively, the "Proponents") properly may be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2002 annual meeting of shareholders. Further reference is made to the letter dated March 1, 2002 to the Staff from Samantha M. Biletsky, Esq. (the "Proponent Letter") on behalf of the Proponents.

I am enclosing six copies of this letter. A copy of this letter also is being sent to the Proponents.

I. Background

As described in the February Letter, the Current Proposal consists of six "Whereas" clauses relating to the desirability of corporations adopting certain unspecified standards that purportedly incorporate the conventions of the United Nation's International Labor Organization ("ILO") on workplace human rights (the "ILO Conventions"). The six "Whereas" clauses are followed by a paragraph stating:

> Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

In the February Letter I informed you, pursuant to Rule 14a-8(j), that the Company intends to omit the Current Proposal from its Proxy Materials on the following grounds: (a) pursuant to Rule 14a-8(i)(3), the Current Proposal violates the Commission's proxy rules and (b) pursuant to Rule 14a-8(i)(10), the Current Proposal has already been substantially implemented and as a result has been rendered moot.

II. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(3) Because it Violates the Commission's Proxy Rules.

As more fully described in the February Letter, the Current Proposal properly may be omitted from the Company's Proxy Materials under Rule 14a-8(i)(3) because it is vague, indefinite and misleading and thus in violation of Rule 14a-9. Moreover, due to its vague and indefinite nature, the Current Proposal violates Rule 14a-8(i)(6), which requires that in implementing a proposal, a company must be able to determine with "reasonable certainty" what actions or measures the proposal requires. Finally, the Current Proposal, by seeking to circumvent the Commission's limitation on the length of proposals submitted to 500 words, violates Rule 14a-8(d).

We note the Staff's denial of the no-action relief sought by The Stride Rite Corporation with regard to the same shareholder proposal.[1] See The Stride Rite Corporation (Jan. 16, 2002). The Company did not address Stride Right in the February Letter because, although Stride Rite is dated as of January 16, 2002, it was not published by CCH Incorporated, Westlaw or Lexis until at the earliest February 5, 2002 – four days after the Company submitted the February Letter.

After careful study of Stride Rite and the Commission's rulings on substantially similar proposals, it appears that the Staff has permitted exclusion of proposals requesting "full implementation" of the ILO Conventions, but not proposals requesting a code of conduct "based on" the ILO Conventions. Compare Stride Rite and PPG Industries (Jan. 22, 2001) with AnnTaylor Stores Corporation (Mar. 13, 2001), Kohl's Corporation (Mar. 13, 2001), Revlon, Inc. (Mar. 13, 2001), TJX

---

1 We note that there are significant differences between the arguments advanced by the company's counsel in Stride Rite and the arguments advanced herein and in the February Letter. To cite just one example, the company in Stride Rite only mentioned in passing that the ILO Conventions are designed to be adopted by governments to form the basis of legislation on labor and social matters. Conversely, the February Letter contained a detailed discussion on this subject designed to illustrate why the ILO Conventions are not transferable into a code of corporate conduct and as a result, why neither the stockholders nor the Company would know what obligations were being imposed upon the Company.

Companies (Mar. 14, 2001), McDonald's Corporation (Mar. 13, 2001) and H.J. Heinz Company (May 25, 2001).[2] For the reasons set forth below, we believe that this distinction should not form the basis for the denial of the relief that the Company has requested and, to the extent that the Staff has made this distinction, we respectfully request that it reconsider its position.

As indicated in the February Letter, the Current Proposal is substantially similar to the shareholder proposal that the Company was permitted to exclude last year (the "Prior Proposal," and together with the Current Proposal, "Both Proposals"). The fact that the Current Proposal requests that the Company adopt a code of conduct "based on" certain human rights standards, as opposed the Prior Proposal, which asked for "full implementation" of those human right standards, does nothing to cure the vague and misleading nature of the Current Proposal.

- Both Proposals fail to adequately summarize the obligations they impose upon the Company.
- Both Proposals incorporate by reference ILO Conventions which are not included, or fairly summarized, in the text of the proposal.
- Both Proposals would have the Company look to the ILO Conventions–which are designed to be adopted by governments and not by private entities–to form the basis of a corporate code of conduct.

---

2 The Proponents attempt to distinguish the Staff's decision not to take action on the omission of the Prior Proposal and the proposals at issue in Kohl's, TJX and Heinz by emphasizing that those proposals referenced the SA8000 Social Accountability Standards while the Current Proposal only references the ILO Conventions. We do not believe this distinction to be meaningful. First, the Proponents mischarecterize the Prior Proposal and the Kohl's, TJX and Heinz proposals because each of those proposals referenced the ILO Conventions in addition to the SA8000 Accountability Standards. More tellingly, however, is that in AnnTaylor, the Staff permitted the exclusion of a proposal that only referenced the ILO Conventions.

- Even if shareholders undertook to read the ILO Conventions, it would be difficult–if not impossible–for them to be able to comprehend what actions and measures the Company might be required to take or the implementation costs related thereto.

The Company respectfully submits that the "based upon"–"full implementation" dichotomy is a distinction without a meaningful difference.

The Proponents contend that the Current Proposal is distinguishable from the Prior Proposal because the "based on" language affords the Company with "leeway" in drafting a code of corporate conduct. Although this distinction might be relevant for purposes of analyzing whether a proposal could be omitted pursuant to Rule 14a-8(i)(7) (to the extent "leeway" is given, a proposal might be found not to "micro-manage" a company's business in contravention of the rule permitting exclusion of proposals relating to ordinary business operations), we submit that it should have no bearing on whether a proposal is excludable pursuant to Rule 14a-8(i)(3).

The Proponents also argue that the Bristol-Myers Squibb Company (Feb. 1, 1999), Philadelphia Electric Company (Jul. 30, 1992) and International Business Machines Corporation (Dec. 13, 1999) no action letters cited by the Company to support exclusion of the Current Proposal under Rule 14a-8(i)(3) are distinguishable from the Current Proposal because each involved a proposal that was "wholly incomprehensible." It is well established, however, that a proposal is sufficiently vague, indefinite and potentially misleading to justify exclusion not only when it is "incomprehensible," but rather when neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine what measures or actions the proposal requires.

In any event, the Current Proposal is so vague, indefinite and misleading as to be "incomprehensible." The Company does not, as the Proponents contend, underestimate the intelligence of its shareholders. Rather, the Company has assumed – as the Proponents must also – that its shareholders are not mind readers. The Current Proposal incorporates by reference, but does not fairly summarize, the ILO Conventions. Indeed, the Proponent states that "there is no need for the conventions to be summarized" because the Proposal does not ask the Company to ratify the ILO Conventions. The Current Proposal does request, however, that the Company adopt a code of corporate conduct based on principles set forth in the ILO Conventions. Unless a fair summary of those conventions is provided, even the most astute shareholders would not know what they are voting on.

In our view, the "based on" versus "full implementation" distinction also fails to adequately recognize the difficulties the Company would have in implementing the Current Proposal. It is not clear to the Company how it would formulate a code of corporate conduct based on a set of principles that, as discussed above, is designed for governments rather than corporations. Moreover, any code of corporate conduct the Company may formulate would likely differ significantly from what any given shareholder envisioned when voting on the Current Proposal. Because the Current Proposal is so vague, indefinite and misleading as to make it virtually impossible to comprehend what a code of corporate conduct based on the ILO Conventions would entail, the Company would lack the power or authority to implement the Current Proposal under Rule 14a-8(i)(6).

Lastly, as noted in the February Letter, the Proponents should not be permitted to avoid the 500 word limit imposed on shareholder proposals by the Staff. Although the Proponents assert that for purposes of the 500 word limit the ILO Conventions are not part of the Current Proposal, the ILO Conventions must be included as part of the Current Proposal, because without external reference to the ILO Conventions, Company shareholders cannot fully, or even superficially, understand what the Current Proposal encompasses. In response, the Proponents assert in the Proponent Letter that the citation to the "ILO Conventions neither raises the cost nor obscures other important matters." In addition to not providing any basis for this conclusion, the Proponents' assertion fails to recognize the value of the significant amount of time that would be required for each Company shareholder to locate the ILO Conventions and to attempt to determine what obligations would be imposed upon the Company if it were to adopt a code of corporate conduct based on them.

The Electronic Data Systems Corporation (Mar. 24, 2000) ("EDS") no action letter cited by the Proponents is beside the point. The EDS proposal quoted directly from newspaper articles; that is, the text of the external source was included as part of the proposal, not incorporated by reference. As such, the issue as to whether a proponent can circumvent Rule 14a-8(d) by facially appearing to comply with its term while referring shareholders to literally hundreds of pages of documents necessary to an understanding of its terms was not before the Staff – nor did the Staff address it.

III. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(10) Because It Has Been Substantially Implemented and is Therefore Moot.

The Company also believes that the Current Proposal should be excluded under Rule 14a-8(i)(10), because the Company has already substantially implemented the Current Proposal through its extensive, worldwide current Code of Business Conduct and compliance program.[3] As set forth below, the Company's Code of Business Conduct addresses the five human rights principles enumerated in the Current Proposal.

• Principles One and Two – Trade Unions; Workers' Representatives: The first and second principles of the Current Proposal request that the Company endorse the principle that workers have the right to form and join trade unions and bargain collectively and that workers' representatives, among other things, will not be subjected to discrimination. The Company's Code of Business Conduct ensures compliance with all applicable U.S. and foreign laws concerning labor and employment and the right to engage in collective bargaining in the workplace. The Company's commitment to its workers' rights to organize and to collectively bargain is evidenced by the fact that the Company has entered into many collective bargaining agreements, both domestically and internationally. Further, the Company is committed to obeying the spirit as well as the letter of the law in all the countries in which it operates. In that regard, the Company's Code of Business Conduct states that non-compliance with international laws will not be excused "even in countries where certain laws are not enforced in practice, or that violation is not subject to public criticism or censure" (Description of Policies, Section 11, International Business). Finally, the Company's Code of Business Conduct prohibits discrimination against workers' representatives because it outlaws discrimination in any form, **for any reason or based on any impermissible classification**, including discrimination in

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3 The full text of the Company's Code of Business Conduct is attached as an exhibit to the February Letter.

decisions concerning hiring, demotion, promotion, compensation, discipline and use of facilities.

• Principle Three – Discrimination: The third principle expressed in the Current Proposal provides that there shall be no discrimination or intimidation in employment. As indicated above, the Company's Code of Business Conduct specifically prohibits all types of discrimination and ensures equal opportunity in the workplace. Specifically, the Company's Code of Business Conduct prohibits discrimination in the workplace on the basis of race, color, religion, sex, age, citizenship, disability, marital status, veteran status and sexual orientation or any other impermissible classification. In addition, the Company's Affirmative Action and Equal Employment Opportunity Statement further demonstrates the Company's commitment to providing all its employees with equal opportunities. Among other things, the statement prohibits "verbal or physical abuse or intimidation against any person on the basis of race, color, religion, sex, age, citizenship, disability, marital status, sexual orientation, veteran status or national origin."

• Principles Four and Five – Forced Labor and Child Labor: The fourth and fifth principles set forth in the Current Proposal provide that there shall be no forced labor or use of child labor. Once again, the Company's Code of Business Conduct ensures compliance with all applicable U.S. and foreign laws concerning labor and employment, such as the prohibition on forced or child labor. As indicated above, even in countries where under local custom labor and employment laws are not enforced, the Company's Code of Business Conduct makes it clear that non-compliance with such laws will not be excused.

The Company shares many of the same basic concerns as the Proponents and, in fact and in deed, strongly supports human rights in the workplace above and beyond those set forth in the Current Proposal.

Monitoring. In accordance with the Current Proposal's goal of verifying compliance with human rights standards, the Company's Code of Business Conduct designates the Corporate Compliance Officer as having the ultimate responsibility for overseeing employee, agent and supplier compliance with all applicable laws and regulations, the Code of Business Conduct and all related Company policies and procedures. In addition, the Company has hired outside legal counsel, accountants, and investigators to investigate alleged violations of the Code of Business

Conduct. We believe that the Code of Business Conduct and the methods for enforcing it compare favorably to the Current Proposal and as such the Current Proposal should be deemed to be substantially implemented.

IV. Revision to the Current Proposal

In the event that the Staff disagrees with the Company's arguments and is unable to grant the requested no-action relief, the Company asks that the Proponents be required to revise the Current Proposal in order to make it comprehensible. The Proponents stated in the Proponent Letter that they intended that the code of conduct be based "solely" on the five principles contained in the fifth "Whereas" clause in the Current Proposal. As it stands, the Current Proposal requests the implementation of a code of conduct based on the "aforementioned ILO human rights standards," which, presumably, is referring to the fifth "Whereas" clause. That clause provides that "these standards incorporate the conventions of the United Nation's (*sic*) International Labor Organization (ILO) on workplace human rights which include the following principles." The language "which include" appears to require that the Company implement a code of conduct based on more than the five enumerated ILO Conventions. Accordingly, we request that the "Resolved" clause be revised to state that the Proponents are requesting that the Company commit itself to the implementation of a code of corporate conduct based solely on the five principals contained in the fifth "Whereas" clause. Further, we ask that the references in the fifth and sixth "Whereas" clause to the "standards" and the reference in the fourth "Whereas" clause to the "international human rights norms" be revised to refer clearly and exclusively to the five principles contained in the fifth "Whereas" clause.

For the reasons set forth above and in the February Letter, the Company respectfully requests that the Staff concur with its view that it may properly omit the Current Proposal or, alternatively, that the Current Proposal be revised. Should the Staff disagree with the Company's conclusions, or should any additional information be desired, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

Any questions or comments with respect to the subject matter of this letter should be addressed to the undersigned, at Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036 (telephone: 212-735-3780; email: amyers@skadden.com), with a copy to Robert K. Kretzman, Esq.,

Senior Vice President, General Counsel and Secretary, Revlon, Inc., 625 Madison Avenue, New York, New York 10022 (telephone: 212-527-5695; email: robert.kretzman@revlon.com. In my absence, you may contact Mr. Kretzman directly.

Thank you for your consideration.

Very truly yours,

Alan C. Myers /KEK/

Alan C. Myers

Enclosures

cc: Robert K. Kretzman, Esq.

Mr. Patrick Doherty
New York City Employees' Retirement System
New York City Teachers' Retirement System
New York City Fire Department Pension Fund
New York City Police Pension Fund

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Writer's Direct Dial: (212) 669-2376
Facsimile: (212) 815-8557
sbilets@comptroller.nyc.gov

March 1, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Revlon Inc.;
New York City Employees' Retirement System, New York City Teachers' Retirement System, New York City Police Pension Fund, and the New York City Fire Department Pension Fund Shareholder Proposal

To Whom It May Concern:

I write on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "Funds") in response to the February 1, 2002 letter sent to the Securities and Exchange Commission by Skadden, Arps, Slate, Meagher & Flom, LLP on behalf of Revlon, Inc. ("Revlon" or the "Company"). In that letter, Revlon contends that the Funds' shareholder proposal (the "Proposal") may be excluded from the Company's 2002 proxy statement and form of proxy (the "Proxy Materials").

Revlon argues that the Proposal may be omitted under Rule 14a-8. I have reviewed the Proposal, the January 30, 2002 letter, and relevant Commission decisions. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Revlon 2002 Proxy Materials. Accordingly, the Funds respectfully request that the Division deny the relief that Revlon seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. The whereas clauses describe: (a) five internationally recognized ILO workers' rights standards relating to trade unions and collective bargaining, worker representation, discrimination, child, prison and forced labor; and (b) a system of independent monitoring. These clauses are followed by a resolve clause that states:

Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Thus the Proposal is, in effect, bipartite. The Company is requested to commit itself and hold its international suppliers to a code of conduct based on a limited number of specified human rights standards and to the outside monitoring of that compliance.

II. The Company's Opposition and The Funds' Response

Revlon has requested that the Division grant "no-action" relief pursuant to two provisions of SEC Rule 14a-8: (1) Rule 14a-8(i)(3), which prohibits proposals containing vague and indefinite and misleading statements; and Rule 14a-8(i)(10), which applies to proposals that have been "substantially implemented". Pursuant to Rule 14a-8(g), Revlon bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed, in each instance, to meet that burden.

A. The Proposal Is Not Vague, Indefinite, or Misleading And May Not Be Omitted Under Rule14a-8(i)(3).

(1) The Proposal is Readily Comprehendible

Revlon argues the Proposal is vague, indefinite, and misleading and therefore the shareholders and the company will be unable to determine with reasonable certainty exactly what measures or actions the proposal requires. Revlon specifically argues that shareholders will not understand the Proposal, particularly in light of the fact the ILO conventions were not summarized. Revlon also argues it is unclear what outside, independent monitoring means. In support of its request for "no action" relief, the Company has cobbled together a series of arguments and claims that the Proposal is vague and confusing and has cited as part of the Proposal numerous ILO conventions that are not part of the Proposal. Additionally, Revlon charges the Funds with modifying a prior proposal submitted to Revlon (and ruled on by the Commission as vague and indefinite (See Revlon, Inc. (March 13, 2001)) to the current Proposal in order "to circumvent the position the Staff took" in that and other similar cases.

The Proposal is not vague and confusing or misleading. The Company underestimates the intelligence of shareholders by assuming that they will not be able to comprehend the concept and intent of the Proposal. The plain terms of the Proposal request the Company implement a code of conduct based solely on the five ILO human rights standards specifically referenced (with citation to the relevant Conventions), and to commit to outside independent monitoring for compliance. Because the Proposal does not ask the Company to ratify the ILO Conventions, there is no need for the conventions to be summarized. In fact, the Commission agreed the Proposal is clear and cannot be omitted on Rule 14a-8(i)(3) grounds, as it has recently allowed an identical proposal submitted by the New York by the New York City Employees' Retirement System and the New York City Teachers' Retirement System (two of the retirement systems submitting the Proposal at issue here) to be included in a proxy statement. See The Stride Rite Corporation (January 16, 2002). Revlon failed to mention the Stride Rite decision in their letter. See also PPG Industries (where Staff declined to omit a virtually identical proposal to the Proposal at issue here under Rule 14a-8(i)(3) grounds).

In Stride Rite, the company made virtually the same arguments Revlon makes here. For example, the company argued (as Revlon currently argues) the shareholders and the company would not know with reasonable certainly what would be required; the ILO conventions were not summarized; and outside independent monitoring was not adequately explained. This is untrue. For example, with respect to outside monitoring, the intent of the Proposal is indicated in the "whereas" clause that calls for "independent monitoring" by a "respected human rights" organization or "religious organizations." This gives the Company some latitude in selecting appropriate independent monitors. Revlon executives are up to this task. If the language in the Proposal were more restrictive, Revlon, as other companies have done in the past, might have argued that it was being "micro-managed." Stride Rite also went off on a tangent, as Revlon does here, as it: noted the fact that there are over 180 ILO conventions; cited the number of articles and pages all the conventions contain; cited conventions mentioned in the Proposal and then erroneously concluded what would be required if the Proposal was ratified; and opined that the ILO conventions were meant to be implemented on a national and international scale and not meant for individual companies. The Commission flatly rejected all of these arguments. The Funds ask the Commission to uphold Stride Rite and again reject these same arguments here. The Proposal, as evidenced by the SEC decision in Stride Rite, finds the right balance in guiding the companies in the area of human rights standards and independent monitoring for overseas suppliers.

It should be noted that many of Revlon's arguments go the merits of the proposal and not whether the proposal can be excluded under Rule 14a-8. For example, according to Revlon, the United States has ratified only one of the ILO conventions mentioned in the Proposal; this is totally irrelevant to whether the Proposal can be omitted as vague and confusing under Rule 14a8(i)(3) (note that the United States has actually ratified two of the Conventions mentioned in the Proposal). This and similar arguments made by Revlon are inappropriate and should be made to the shareholders if the Commission rules the Proposal should included in Revlon's upcoming proxy upcoming statement.

Moreover, the Funds take umbrage with Revlon's characterization that it circumvented the previous decisions by the Commission. In the Revlon case the New York City Teachers' Retirement System lost last year, the Commission noted the proposal called for the "full implementation of the SA 8000 Social Accountability Standards and a program to monitor compliance with these standards", and then ruled the proposal was excludable under Rule 4a-8(i)(3). The resolved clause asked the "company commit itself to the full implementation of the aforementioned human rights standards...." Since the issue of human rights in overseas operations and suppliers/contractors of U.S. based companies is extremely important to the Funds, the Funds revised their proposal in order to better meet the standards of Rule 14a-8(i)(3). The Proposal at issue here is quite different. The Proposal "request[s] that the company commit itself to a code of corporate conduct based on the aforementioned ILO human rights standards…." (emphasis added). The "based on" language gives the company leeway in adopting standards so the company is not being micro-managed. The resolved clause refers to the five ILO principles when it states the "aforementioned ILO human rights standards". This was lacking in the prior proposal, as the resolved clause simply referred to the "aforementioned human rights standards" which meant the SA 8000 Social Accountability Standards, which were not listed in the proposal.

Revlon seeks to rely on a series of decisions issued in March 2001, in which the Staff declined to take action on a set of proposals that included the ambiguous language regarding the SA 8000 Social Accountability Standards. See, e.g., Revlon, Inc. (March 13, 2001); Kohls Corporation (March 13, 2001); H.J. Heinz Company (May 25, 2001); and TJX Companies (March 14, 2001). However, since this Proposal does not contain such language, these cases are inapplicable. Equally distinguishable is Ann Taylor Stores Corporation (March 13, 2001), in which the Staff granted "no action" relief concerning a proposal seeking to commit the company to "full implementation" of "these human rights standards."

Revlon further seeks to create unnecessary confusion by claiming the "whereas" clauses in the current Proposal are unclear. In the Proposal, the fifth "whereas" clause, which uses the phrase "these standards" clearly refers back to the "international human rights norms" mentioned in the fourth whereas clause. As already mentioned, the Commission has agreed the current proposal is clear. See Stride Rite.

Other decisions cited by the Company to support exclusion on Rule 14a-8(i)(3) grounds are inapplicable because of the Stride Rite decision, but are readily distinguishable in any event. For example, in Bristol-Meyers Squibb Company (February 1, 1999), the excluded proposal was wholly incomprehensible, asking that the Corporation "adopt a policy not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction of their lives." The proposal contained "several disjointed statements presented in a rambling fashion" and included references to both the Bible and Roman law. Similarly, in Philadelphia Electric Company (July 30, 1992), the proposal that was excluded provided that "a Committee of small stockholders of limited members 100-1000-5000 shares, to consider and refer to the Board of Directors a plan or plans that will in some measure equate with the gratuities bestowed on Management, Directors and other employees." As the Corporation in that instance wrote, the statement is subject to innumerable interpretations; "the reader is left without a clear understanding of what is intended."

The Company's repeated assertions that its shareholders will be unable to comprehend this straightforward resolution are baseless. Revlon's arguments should be dismissed.

(2) The Proposal May Not Be Omitted Under 14a-8(i)(6), As It is Clear And Unambiguous And is Within the Company's Power To Effectuate

As discussed in detail above, the Company's claims pursuant to Rule 14a-8(i)(3) that the Proposal is vague and indefinite are baseless. See Stride Rite. Thus, its allegation that it cannot discern what actions the Proposal requires must also be dismissed.

Revlon's claims that the Proposal may be excluded because it is unclear what obligations the Proposal would place on the Company and therefore the Company would lack the power to effectuate the Proposal also lack foundation. See Stride Rite (where Staff ruled an identical proposal to the Proposal in question was within the company's power to effectuate). Revlon cites International Business Machines Corp. (January 14, 1992). This case is inapplicable. There, an equality statement and supporting statement about discrimination in the workplace was followed by a one sentence resolved clause, which stated: "It is now apparent that the need for representation has become a necessity." Staff ruled this clause vague and therefore outside the company's power to effectuate. In contrast, the Proposal is clear and straightforward, as discussed above. Additionally, Revlon's arguments about what will be required are inaccurate, and in any event misplaced. For example, Revlon lists several directives it thinks it would be required to follow from various ILO conventions that have absolutely nothing to do with this Proposal. Only one of the ILO Conventions Revlon cites, (the one on child labor) actually pertains to the Proposal. And as already discussed, the ILO conventions are to be used as a guide by a company when it crafts human rights standards. The Company is not responsible for each phrase or idea contained in the conventions. Finally, once again, Revlon improperly argues the merits of the Proposal.

Accordingly, Revlon's arguments should be dismissed and the Proposal should not be excluded pursuant to Rule 14a-8(i)(6).

(3) The Proposal Does Not Exceed the 500-Word Limit on Shareholder Proposals

Rule 14a-8 provides that a shareholder proposal may be excluded from a company's proxy statement if the proposal and any accompanying supporting statement exceed 500 words. The Proposal does not exceed this limit; while it includes references to specified ILO conventions, those documents themselves are not part of the Proposal.

Revlon tries to argue that, by merely citing outside documents, namely the ILO Conventions, the Proposal incorporates those documents for purposes of the 500-word limitation.). Inexplicably, Revlon uses the fact that "all 184 Conventions consist of more than 1250 pages while the text of the eight ILO conventions consist of 46 pages" to bolster its argument. It is totally irrelevant how many pages the ILO Conventions that have nothing to do with the Proposal consist of. It is also totally irrelevant that the eight ILO Conventions cited in the Proposal, pertaining to the five ILO principles, equals 46 pages, since these conventions themselves are not part of the Proposal.

Revlon arguments cannot prevail; otherwise, proponents of shareholder proposals would be denied ability to direct fellow shareholders to sources to verify and expand upon the information presented in the resolution. See e.g., Electronic Data Systems Corporation (March 24, 2000). In Stride Rite, (January 16, 2002) the Commission refused to omit the Proposal at issue here and ruled it did not exceed the 500-word limit. Additionally, in a nearly identical situation, Staff flatly refused to allow Eastman Kodak Company to exclude proposals requiring Kodak to endorse the environmental standards contained in the CERES Principles on the ground that the proposals and principles together exceeded 500 words. See Eastman Kodak Co. (January 7, 1993). The length of a proposal either meets the length restriction or it does not. The citation to the eight ILO Conventions neither raises the cost of the Proposal nor obscures other important matters.

B. The Proposal May Not Omitted Under Rule 14a-8(i)(10) As It Has Not Been Substantially Implemented

Revlon argues that since it has its own "extensive, worldwide current Code of Business Conduct and compliance program" (the "code"), it has substantially implemented the Proposal.

The Commission, however, has viewed as proper shareholder action, such proposals as the Sullivan Principles, the CERES principles, the MacBride Principles, and proposals containing global human rights standards, regardless of whether a company had an existing code of conduct in place that touched on some of the concerns set forth in the proposals.

For example, in In PPG Industries, Inc. (January 22, 2001), PPG was denied "no-action" relief in its attempt to omit a proposal virtually identical to the Proposal at issue here. PPG argued the proposal had been substantially implemented, because along with applicable U.S. laws it was required to follow, it had an Equal Employment Opportunity policy, a Global Code of Ethics which required compliance with local foreign law as a minimum standard, and monitoring by the company to ensure compliance. PPG also noted that its code of ethics called for observing PPG standards that went beyond the local foreign minimum. The proponents in PPG, however, pointed out that PPG's code made no reference to the right to form and join trade unions or the right for workers' representatives to carry out their functions. The proponents further argued that the company's general statements about following local foreign laws and sometimes following applicable higher PPG standards fell "far short of the specificity on the cited topics" that their resolution sought. The proponents prevailed. Similarly, in Oracle Corporation (August 15, 2000) the Division denied relief on Rule 14a-8(i)(10) grounds even though Oracle argued that a proposal to adopt "U.S. Principles for Human Rights of Workers in China" was substantially implemented because it already had in place its own code of conduct, an employee handbook and it followed applicable law. The proponents in Oracle also cited specific elements of their resolution that were not addressed in the company's code of conduct. See also Texaco Inc., (January 30, 2001) (Staff refused to allow the company to omit a proposal similar to the one at issue here on Rule 14a-8(i)(10) grounds; proponents argued the company's policies did not address each element of the proposal and the elements that were addressed by the company did not offer the same degree of protection as the ILO code principles).

As in PPG, Revlon's code does contain references to many of the specifics covered in the Funds' Proposal. As Revlon itself states, its code is very extensive and is very specific in terms of anti-discrimination provisions, as well as provisions on child labor, prison labor, and forced labor. The specificity of these provisions, however, underscores the absence of certain other important provisions contained in the Proposal. For example, Revlon's code does not specifically cover the first two ILO principles discussed in the Proposal – the right of workers "to form and join trade unions and to bargain collectively", and that "workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions." Revlon argues its overseas suppliers are obligated to follow the laws of the country in which they are doing business and that this therefore covers the two issues above. Revlon acknowledges, however, in its code that "in some countries certain laws prohibiting particular conduct, are not enforced in practice ... [but this] will not excuse non-compliance." Revlon is correct in that certain foreign nations do not enforce their labor laws. For example, even though the China's constitution provides for "freedom of association," in practice, this right does not actually exist. See U.S. Department of State Report –"China: Country Reports on Human Rights Practices – 2000.[1] Additionally, Revlon's citation to the fact that its overseas suppliers follow applicable United States Law is unavailing since U.S law does not apply to most foreign nations. Therefore, it cannot be said that Revlon's code covers the above two important issues in the Proposal.

The Proposal, however, requests the Company implement a code of conduct based on five ILO standards. And most importantly, while Revlon monitors compliance with its code internally, the Proposal calls for "outside, independent monitoring to ensure compliance with standards." (emphasis added). Outside independent monitoring is a critical component of the Proposal, as it is the most effective way to ensure compliance.[2] While Revlon's code provides for its General Counsel to be its corporate compliance officer, and there are mechanisms for employees to report code violations, the monitoring is all internal and self regulated. Internal monitoring, however, is fraught with problems. For example, a company's own quality control staff is often assigned to monitor human rights conditions. When competition is intense and profit margins slim, staff can face pressure to overlook working condition problems of a supplier that is reliable and low cost. Moreover, by definition, internal monitoring is closed off to the public. That lack of transparency serves to undermine the monitoring program's effectiveness.

The cases Revlon cites to supports its arguments are distinguishable. In K-Mart Corporation (February 23, 2000), the decision to give "no-action" relief to the company did not hinge on an analysis of K-Mart's vendor polices versus the proposal, but rather whether K-Mart made available to its shareholders a report on its vendor standards and compliance mechanisms, as was

1 This report was obtained form the Department of State website: www.state.gov.

2 For instance, a lawsuit filed in 1999 charged a number of U.S. based companies with human rights violations of Saipan garment workers by violating, among other things, laws against involuntary servitude and forced labor. Some of the companies recently settled the case and agreed pay approximately $ 8.8 million dollars to institute independent outside monitoring programs. See The Columbia Dispatch (November 1, 2001) and The Los Angeles Times (October 18, 2001). These articles were obtained from www.lexis.com

called for in the proposal. In Nordstrom, Inc. (February 8, 1995), the code of conduct for overseas suppliers called for in the proposal was, unlike here, nearly identical to the code of conduct Nordstrom already implemented. In fact, the proponents conceded this point and offered to withdraw the code of conduct part of the proposal and just keep the part of the proposal that called for the company to prepare a report that described their current polices and discussed their current and future plans for compliance. Again, the decision turned on whether Nordstrom substantially implemented the reporting aspect of the proposal, and the Commission ruled they did and granted "no-action" relief.

In Texaco, Inc. (March 28, 1991), the Commission granted "no-action" relief under Rule 14a-8(i)(10); the Commission determined that the company's "particular policies, practices, and procedures compar[ed] favorably with the guidelines of the proposal. Note, however, this decision overturned a previous Commission decision on the same case, in which the Commission stated it was unable to conclude the company's policies and procedures addressed the guidelines called for in the proposal, "particularly those providing for disclosure and compliance." See Texaco, Inc. (March 6, 1991). After initially losing its argument, Texaco submitted additional information regarding monitoring and disclosure, specifically, it explained it not only used self-policing in the compliance area, but also retained Arthur D. Little to audit its compliance with environmental standards. The new information regarding third party monitoring and disclosure caused the Commission to change is position and rule in favor of Texaco. Because Revlon's code does not contain provisions for outside independent monitoring, it cannot be said that Revlon's code "compares favorably" to the Proposal.[3]

In sum, the Proposal contains significant elements that the Revlon code does not, and thus it cannot be said the Proposal has been substantially implemented.

Conclusion

For the reasons stated above, the Funds respectfully submit that Revlon request for no-action relief be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,

Samantha M. Biletsky
Associate General Counsel

cc: Alan C. Myers Robert R. Kretzman

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3 Note that the proponents in Teaxco argued that Arthur D. Little was not the type of external independent monitoring called for in the proposal. This issue is irrelevant here, however, because Revlon does not have any outside monitoring.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 5, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Revlon, Inc.
Incoming letter dated February 1, 2002

The proposal requests that the board commit to the implementation of a code of conduct based on ILO human rights standards.

We are unable to concur in your view that Revlon may exclude the proposal under rule 14a-8(d). Accordingly, we do not believe that Revlon may omit the proposal from its proxy materials in reliance on rule 14a-8(d).

We are unable to concur in your view that Revlon may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Revlon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Revlon may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Revlon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Revlon may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Revlon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Grace K. Lee
Attorney-Advisor